UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

4Q19 CPFL Results

- ✓ Increase of **1.2% in load in the concession area**
  - In 4Q19, **load grew 2.4%**
- ✓ **EBITDA** of **R$ 6,394 million**, growth of **13.4%**
- ✓ **Net Income** of **R$ 2,748 million**, growth of **26.9%**
- ✓ Net Debt of **R$ 16.8 billion** and leverage of **2.52x Net Debt/EBITDA**
- ✓ Investments of **R$ 2,254 million**, growth of **9.3%**
- ✓ **CPFL Piratininga tariff revision** in Oct-19, with an adjustment of **-7.80%** for the consumers and an increase of **6.2%** in Parcel B
- ✓ **Dividends in the amount of R$ 2,075 million**, R$ 1.80 per share
- ✓ CPFL Energia's Re-IPO, in Jun-19: **R$ 3.7 billion @ R$ 27.50/share**
- ✓ **Conclusion of the transfer of CPFL Renováveis shares**, with the corresponding payment of R$ 4.1 billion (R$16.85/share)
  - Integration process in CPFL Energia headquarters in Campinas
  - Debt replacement in the amount of R$ 838 million, reducing financial expenses

Conference Call with Simultaneous Translation into English (Bilingual Q&A)

Tuesday, March 10, 2020 – 11:00 a.m. (BRT), 10:00 a.m. (ET)

Portuguese: (+55) 11 3181.8565 or (+55) 11 4210.1803 (Brazil)

English: (+1) 412 717-9627 (USA) and (+1) 844 204-8942 (Other Countries)

Access code: CPFL

Investor Relations Department
(+55) 19 3756.8458/8887

ri@cpfl.com.br
www.cpfl.com.br/ir

CPFE3 NOVO MERCADO BM&FBOVESPA | Índice Brasil IBRX | Índice de Energia Elétrica IEE | Índice de Ações com Governança Corporativa Diferenciada IGC | Índice de Ações com Tag Along Diferenciado ITAG | CPFL ENERGIA

MESSAGE FROM THE CEO

Another year of excellent results

The year 2019 signaled a new moment for the CPFL Energia Group. Three years after its control was acquired by Chinese conglomerate State Grid, CPFL Energia returned to the capital markets through a new share offering to access funds that could be necessary to ensure the Group’s continuous growth. The purpose was to keep the Company listed, go back to the market, so that investors could once again follow the trajectory of CPFL, which remains the same as before - a company that is concerned with transparency, financial discipline and strong governance.

Funds raised from the share offering were used to acquire State Grid’s interest in CPFL Renováveis. As part of this process, in July 2019, we started to fully integrate the administrative activities of CPFL Renováveis and CPFL Energia (concluded in 3Q19) primarily to capture potential synergies between the organizational models of both companies. This initiative further reinforces the Management’s commitment to the Company’s growth and to creating value for its shareholders.

The CPFL group remained active this year, making improvements in its operations and management and seeking to adopt industry best practices. We continued the deployment of cutting-edge technologies in our business and the digitalization of support activities to achieve greater cost-efficiency, while constantly monitoring the developments in the political and economic scenario in our markets in Brazil.

The 2019 results reflected the growth in energy sales, our disciplined management of costs and expenses, as well as the decline in interest rates in Brazil.

Energy sales in the concession area totaled 68,055 GWh, up 1.3%. The residential and commercial segments recorded growth of 3.8% and 3.4%, respectively, reflecting the slow recovery of economic activity, while the industrial segment registered a 1.4% decline. Electricity supply through other concessionaires, licensees and authorized suppliers registered an increase of 0.6%.

CPFL group reached its higher Net Income, of R$ 2,748 million in 2019 (+26.9%). The same happened to the operating cash generation, measured by EBITDA, which reached R$ 6,394 million in 2019 (+13.4%), both reflecting the positive results led by the distribution business, mainly reflecting the conclusion of the tariff review process at CPFL Paulista, RGE Sul and RGE during the course of 2018.

We continue to work on value-creation initiatives and on our investment plan in 2019, backed by financial discipline, as well as the engagement and commitment of our teams. We invested R$ 2,254 million during this period. For the next 5 years, we intend to invest R$ 13.5 billion, of which R$ 11.6 billion will be used to expansion, maintenance and improvements in our distribution grid. Another R$ 1.2 billion will be allocated to generation projects under construction and the maintenance of existing plants. In transmission, R$ 564 million will be invested in projects under construction and in the Commercialization and Services segment, we will invest R$ 233 million.

With the focus on optimizing the capital structure, consolidated financial leverage of CPFL Energia remains at adequate levels. The Company’s net debt to EBITDA ratio was 2.52 times at the end of the year based on the criteria used to measure our financial covenants.

Regarding dividend payment, we will continue to balance growth and yield and will submit a proposal of nearly 80% of payout ratio for 2020, related to 2019 results. Our dividend policy remains in minimum payout of 50%.

On the social and sustainability fronts, we invested R$150 million in the “CPFL in Hospitals Program”, an initiative that will help public and philanthropic institutions to reduce their electricity bills through energy efficiency actions. Over the next 3 years, photovoltaic panels generating up to 25MWp of energy will be installed at the philanthropic hospitals, which will help reduce about 6,000 t/CO2 per year – the equivalent of planting about 900 trees.

Finally, I reiterate our trust and commitment to shareholders, clients, partners, society and other stakeholders, while remaining optimistic about the advances in the Brazilian electricity sector and confident about our business platform, based on operational efficiency, corporate governance, sustainability, financial discipline and synergistic growth, and being increasingly prepared to face the challenges and opportunities in the country.

Gustavo Estrella

CEO of CPFL Energia

KEY INDICATORS

Indicators (R$ Million)	4Q19	4Q18	Var.	2019	2018	Var.
Load in the Concession Area - GWh	17,717	17,308	2.4%	68,747	67,919	1.2%
Sales within the Concession Area - GWh	17,735	17,026	4.2%	68,055	67,213	1.3%
Captive Market	11,948	11,512	3.8%	45,898	45,589	0.7%
Free Client	5,787	5,513	5.0%	22,156	21,624	2.5%
Gross Operating Revenue	11,753	10,314	14.0%	45,009	42,626	5.6%
Net Operating Revenue	8,022	6,686	20.0%	29,932	28,137	6.4%
EBITDA(1)	1,741	1,354	28.6%	6,394	5,637	13.4%
Distribution	331	312	6.2%	1,307	1,272	2.7%
Conventional generation	22	14	55.6%	99	96	3.2%
Renewable generation	(19)	(13)	39.6%	(50)	(39)	27.7%
Commercialization, Services & Others	3,468	2,705	28.2%	11,397	11,218	1.6%
Net Income	857	670	27.8%	2,748	2,166	26.9%
Net Debt(2)	16,849	16,274	3.5%	16,849	16,274	3.5%
Net Debt / EBITDA(2)	2,52x	3,05x	-17.2%	2,52x	3,05x	-17.2%
Investments(3)	672	693	-3.0%	2,254	2,062	9.3%

 Notes:

(1)  EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization, as CVM Instruction no. 527/12. See the calculation in item 3.1 of this report;

(2)  In covenants criteria, which considers CPFL Energia stake in each project;

(3)  Does not include special obligations.

CONTENTS

1) COMPANY PROFILE AND CORPORATE STRUCTURE
2) OPERATIONAL PERFORMANCE
2.1) Distribution
2.1.1) Load net of losses in the concession area
2.1.2) Sales within the Distributors’ Concession Area
2.1.3) Losses
2.1.4) SAIDI and SAIFI
2.1.5) Delinquency
2.2) Conventional and Renewable Generation
2.2.1) Installed Capacity
2.2.2) Operational and under construction Projects
2.3) Commercialization
2.4) Transmission

3) CPFL ENERGIA ECONOMIC-FINANCIAL PERFORMANCE
3.1) Economic-Financial Performance
3.2) Indebtedness
3.2.1) Debt (IFRS)
3.2.2) Debt in Financial Covenants Criteria
3.3) Investments
3.3.1) Actual Investments
3.3.2) Investments Forecasts

4) STOCK MARKETS
4.1) Stock Performance
4.2) Daily Average Volume
4.3) Termination of ADRs Program and Delisting from NYSE

5) PERFORMANCE OF BUSINESS SEGMENTS
5.1) Distribution Segment
5.1.1) Economic-Financial Perfomance
5.1.2) Tariff Events
5.2) Commercialization and Services Segments
5.3) Conventional Generation Segment
5.4) CPFL Renováveis

6) ATTACHMENTS
6.1) Balance Sheet - Assets – CPFL Energia
6.2) Balance Sheet - Liabilities – CPFL Energia
6.3) Income Statement – CPFL Energia
6.4) Income Statement by business segment
6.5) Cash Flow – CPFL Energia
6.6) Income Statement – Conventional Generation Segment
6.7) Income Statement – CPFL Renováveis
6.8) Income Statement – Distribution Segment
6.9) Economic-Financial performance by Distributor
6.10) Sales within the Concession Area by Distributor
6.11) Sales to the Captive Market by Distributor
6.12) Information on Interest in Companies
6.13) Reconciliation of Net Debt/EBITDA Pro Forma ratio of CPFL Energia for purposes of financial covenants calculation

1) COMPANY PROFILE AND CORPORATE STRUCTURE

Company Operation

CPFL Energia operates in the Generation, Transmission, Distribution, Commercialization and Services segments, with presence in 11 states in all regions of the country.

Distribution

- cpfl paulista
- cpfl piratininga
- cpfl santa cruz
- RGE

Services

cpfl soluções
20 Operational Basis (SP)
1 Overhaul (SP)
5 Market Business Offices (SP, AM, PE, RS, PR)

1. ENVO
2. cpfl total
3. cpfl atende
4. cpfl pessoas
4. cpfl finanças
4. cpfl supre
4. cpfl infra

Generation

cpfl geração

1. HPP Luis Eduardo Magalhães
2. HPP Serra da Mesa
3. HPP Foz do Chapecó
4. HPP Campos Novos
5. HPP Barra Grande
6. Ceran Complex: HPP Monte Claro, HPP Castro Alves, HPP 14 de Julho
7. 2 SHPPs (SP)
8. 6 MHPPs
   4 (SP), 2 (MG)
9. TPPs
   Termoparaíba and Termonordeste

Transmission

cpfl transmissão

1. 7 substations
   2 (SP), 1 (CE), 1 (SC), 3 (RS)
2. 6 transmission lines
   2 (SC), 4 (RS)

Renewable

CPFL Renováveis

10. 40 SHPPs
    17 (SP), 10 (MG), 4 (RS), 6 (SC), 2 (MT), 1 (PR)
11. 45 Wind Farms
    12 (CE), 29 (RN), 4 (RS)
12. 8 TPPs (Biomass)
    5 (SP), 1 (RN), 1 (MG), 1 (PR)
13. Tanquinho Solar Energy Plant (PV) (SP)

HPP - Hydroelectric Power Plant
SHPP - Small Hydroelectric Power Plant
MHPP - Micro Hydroelectric Power Plant
TPP - Thermal Power Plants
PV - Photovoltaic Power Plant

CPFL is the second largest distributor in volume of energy sales, with 14% of the national market, serving approximately 9.8 million customers in 687 municipalities. With 4,304 MW of installed capacity, it is the third largest private generator in the country, being the leader in renewable generation, operating in hydroelectric, solar, wind and biomass sources. It also has investments in Transmission, with the acquisition of three new projects in 2018, and a national performance of CPFL Soluções, providing integrated solutions in energy management and commercialization, energy efficiency, distributed generation, energy infrastructure and consulting services.

Shareholders Structure

CPFL Energia is a holding company that owns stake in other companies. State Grid Corporation of China (SGCC) controls CPFL Energia through its subsidiaries State Grid International Development Co., Ltd, State Grid International Development Limited (SGID), International Grid Holdings Limited, State Grid Brazil Power Participações S.A. (SGBP) and ESC Energia S.A.:

Reference date: 12/31/2019

Notes:

(1) RGE is held by CPFL Energia (89.0107%) and CPFL Brasil (10.9893%).

(2) CPFL Soluções = CPFL Brasil + CPFL Serviços + CPFL Eficiência;

(3) 51.54% stake of the availability of power and energy of Serra da Mesa HPP

(4) CPFL Renováveis is controlled by CPFL Energia (46.7609%) and CPFL Geração (53.1831%)

Corporate Governance

The corporate governance model adopted by CPFL Energia and its subsidiaries is based on the principles of transparency, equity, accountability and corporate responsibility.

CPFL’s Management is composed of the Board of Directors, its decision-making authority, and the Board of Executive Officers, its executive body. CPFL also has five advisory committees, which support the Board in its decisions and monitor relevant and strategic themes, and a permanent Fiscal Council, composed of three members, that also exercises the duties of Audit Committee, in line with Sarbanes-Oxley Law (SOX), applicable to foreign companies listed on U.S. stock exchanges.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ir.

Dividend Policy

On May 21, 2019, CPFL Energia announced to its shareholders and to the market that its Board of Directors approved, at the meeting held on that date, the adoption of a dividend distribution policy, which determines that the Company should distribute annually, as dividends, at least 50% of the adjusted net income, in accordance with the Brazilian Corporate Law. Furthermore, the Dividend Policy sets out the factors that will influence the amount of the distributions, as well as other issues considered relevant by the Board of Directors and the shareholders. The Dividend Policy also highlights that certain obligations contained in the Company’s financial contracts may limit the amount of dividends and/or interest on own capital that may be distributed.

The approved Dividend Policy is merely indicative, with the purpose of signaling to the market the treatment that the Company intends to give to the distribution of dividends to its shareholders, having, therefore, a programmatic character, not binding upon the Company or its governing bodies.

The Dividend Policy is available at the Investor Relations website http://www.cpfl.com.br/ir.

2) OPERATIONAL PERFORMANCE

2.1) Distribution

2.1.1) Load net of losses in the concession area

Load in the Concession Area - GWh
	4Q19	4Q18	Var.	2019	2018	Var.
Captive Market	11,837	11,705	1.1%	45,793	45,572	0.5%
Free Client	5,879	5,602	4.9%	22,954	22,347	2.7%
Total	17,717	17,308	2.4%	68,747	67,919	1.2%

Note: If excluding the consumption of large consumers that migrate to the National Grid, the load within the concession area would have the following variations: +2.8% in the quarter and +1.9% in the year.

2.1.2) Sales within the Distributors’ Concession Area

Sales within the Concession Area - GWh
	4Q19	4Q18	Var.	Part.	2019	2018	Var.	Part.
Residential	5,319	4,970	7.0%	30.0%	20,355	19,618	3.8%	29.9%
Industrial	6,391	6,371	0.3%	36.0%	24,683	25,023	-1.4%	36.3%
Commercial	3,032	2,841	6.7%	17.1%	11,423	11,048	3.4%	16.8%
Others	2,993	2,844	5.3%	16.9%	11,593	11,524	0.6%	17.0%
Total	17,735	17,026	4.2%	100.0%	68,055	67,213	1.3%	100.0%

      Note: The tables with sales within the concession area by distributor are attached to this report in item 6.10.

Concession area in 4Q19:

•        Residential and Commercial segments (30.0% and 17.1% of total sales, respectively): increase of 7.0% and 6.7% respectively, impacted by a greater number of days in the billing calendar and higher temperatures, which favored the consumption of these classes.

•        Industrial segment (36.0% of total sales): increase of 0.3%, showing a slight recovery in industrial activity. The migration of two large customers located in the concession area of ??CPFL Piratininga to the Basic Network in 2018 still affected the result for this quarter; excluding this effect, the variation in the industrial class would be an increase of 0.8%.

Concession area in 2019:

•        Residential and Commercial segments (29.9% and 16.8% of total sales, respectively): increase of 3.8% and 3.4%, respectively, favored by the high temperature in the first and last months of the year, which favored the increase in consumption, especially in the state of São Paulo, partially offset by a higher temperature in the South region in the winter, which reduced the consumption for heating, the growth of Distributed Generation in the concession area and the macroeconomic scenario.

•        Industrial segment (36.3% of total sales): reduction of 1.4%, reflecting the weak economic performance and the migration of consumers to the basic network.

Sales to the Captive Market - GWh
	4Q19	4Q18	Var.	2019	2018	Var.
Residential	5,319	4,970	7.0%	20,355	19,618	3.8%
Industrial	1,456	1,561	-6.7%	5,671	6,151	-7.8%
Commercial	2,318	2,217	4.5%	8,724	8,630	1.1%
Others	2,855	2,763	3.3%	11,148	11,190	-0.4%
Total	11,948	11,512	3.8%	45,898	45,589	0.7%

Note: The tables with captive market sales by distributor are attached to this report in item 6.11.

Free Client - GWh
	4Q19	4Q18	Var.	2019	2018	Var.
Industrial	4,935	4,809	2.6%	19,012	18,872	0.7%
Commercial	714	624	14.5%	2,699	2,418	11.6%
Others	138	80	72.2%	445	334	33.3%
Total	5,787	5,513	5.0%	22,156	21,624	2.5%

Free Client by Distributor - GWh
	4Q19	4Q18	Var.	2019	2018	Var.
CPFL Paulista	2,712	2,593	4.6%	10,338	10,027	3.1%
CPFL Piratininga	1,588	1,548	2.6%	6,095	6,255	-2.6%
RGE	1,291	1,205	7.2%	4,995	4,724	5.7%
CPFL Santa Cruz	195	168	16.5%	727	619	17.6%
Total	5,787	5,513	5.0%	22,156	21,624	2.5%

2.1.3) Losses

The consolidated losses index of CPFL Energia was of 8.89% in the 12 months ended in December/19, compared to 9.03% in December/18, a decrease of 0.14 p.p.. Comparing to September/19, the reduction reached 0.42 p.p., mainly associated with a neutral billing calendar in the quarter, while in the third quarter the number of billing days was less than the 365 days considered in the load, which temporarily raised the energy losses.

12M Accumulated Losses[1]
	Dec-18	Mar-19	Jun-19	Sept-19	Dec-19	ANEEL
CPFL Energia	9.03%	8.84%	9.01%	9.31%	8.89%	8.19%
CPFL Paulista	9.13%	8.86%	9.13%	9.63%	9.12%	8.37%
CPFL Piratininga	7.94%	7.69%	7.88%	7.99%	7.59%	6.53%
RGE	9.70%	9.78%	9.74%	9.86%	9.62%	9.14%
CPFL Santa Cruz	8.56%	7.82%	8.10%	8.34%	7.69%	7.58%

Notes:

1)     The figures above were adequate to a better comparison with the regulatory losses trajectory defined by the Regulatory Agency (ANEEL). In CPFL Piratininga, RGE and RGE Sul, high-voltage customers were disregarded.

The CPFL group has intensified the actions against non-technical losses in recent years. The main achievements of the semester were:

               (i)          Recovery of 681 GWh of energy, of which 493 GWh related to revenue growth and 188 GWh of retroactive energy

             (ii)          Improvement of the Energy Ticket for inspection: 930 kWh (an increase of 21% over 2018)

            (iii)          Conducting 567,000 inspections at consumer units;

            (iv)          Joint actions with police stations, involving 160 clients, between arrests and indictment for power theft;

             (v)          Cut out of 103,000 inactivated consumer units;

            (vi)          Telemetry installation with inspection and meter replacement for 2,300 group A customers

          (vii)          Implementation of armored measuring boxes for 2,500 customers;

         (viii)          Installation of 3,200 meters in distribution transformers, to improve losses mapping

            (ix)          Regularization of 2,200 clandestine consumers;

             (x)          Replacing obsolete / defective meters with new electronics;

            (xi)          Losses mapping in Risk Areas, through the installation of 41 measurement sets in Baixada Santista

          (xii)          Communication of CPFL Energia's actions to combat losses in physical and digital media, showing that energy theft is a crime and it is subject to penalties. In 2019, more than 26 press reports on the topic from CPFL were registered (an increase of 6% over 2018)

2.1.4) SAIDI and SAIFI

The SAIDI (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year and the SAIFI (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year. Such indicators measure the quality and reliability of the electricity supply.

SAIDI Indicators
Distributor		SAIDI (hours)
	2016	2017	2018	2019	ANEEL[1]
CPFL Paulista	7.62	7.14	6.17	6.72	7.38
CPFL Piratininga	8.44²	6.97	5.92	6.48	6.41
RGE	16.82	14.83	14.44	14.01	11.08
CPFL Santa Cruz	8.47	6.22	6.01	5.56	8.46

SAIFI Indicators
Distributor		SAIFI (interruptions)
	2016	2017	2018	2019	ANEEL[1]
CPFL Paulista	5.00	4.94	4.03	4.38	6.32
CPFL Piratininga	3.97²	4.45	3.87	4.34	5.68
RGE	8.44	7.68	6.10	6.25	8.35
CPFL Santa Cruz	6.25	5.13	5.09	4.25	7.64

Notes:

1)ANEEL limit;

2)In previous disclosures, we reported a SAIDI of 6.97 and a SAIFI of 3.80 for CPFL Piratininga in 2016. This figure excluded the effect of a CTEEP transmission failure during a storm. However, an ANEEL decision determined that this effect should be included in the SIDI and SAIFI statistics, thus correcting the values shown in the table

3)Since 2019, the RGE and RGE Sul concessions have been unified, becoming a single distributor for the purpose of calculating technical indicators

This result carries the impact of climatic events from the beginning of 2019, which was higher than 2018.

In this comparison, it is worth highlighting the reduction in the SAIDI of RGE (-3.0%) and of CPFL Santa Cruz (-7.5%), as well as in the SAIFI of CPFL Santa Cruz (-16.5%) compared to 2018.

2.1.5) Delinquency

The ADA decreased by R$ 10 million (21.2%) in 4Q19 compared to 4Q18. Compared to 3Q19, there was a reduction of 35.3% (R$ 22 million).

In order to combat the advance in the level of defaults accentuated by the economic situation in the country in recent years, CPFL has intensified collection actions, highlighting:

      i.        Intensified negotiations with customers with judicial and inactive debts (Group A) totaling an amount of R$ 18 MM. These actions were combined to energy efficiency projects, aiming to avoid future defaults;

     ii.        Increase of power cuts in 4Q19 (589 thousand in 3Q19 versus 591 thousand power cuts in 4Q19). In 2019, the CPFL Group made 2.18 MM power cuts, 12% more than in 2018 (1.94 MM), being the Company’s largest historical volume;

    iii.        Increase in the volume of Negativity and Protest actions in 2019 compared to 2018 by 18% and 118% respectively, with a total volume of more than 7 MM in the year;

   iv.        270,000 debt installments made for group B customers, of which 71% were made through the Web.

2.2) Conventional and Renewable Generation

2.2.1) Installed Capacity

In 4Q19, the Generation installed capacity of CPFL Energia group, considering the proportional stake in each project, is of 4,304 MW.

Since the IPO in 2004, CPFL Energia has been expanding its portfolio and today has a capacity 4 times higher.

Installed Capacity (MW)

Note: Take into account CPFL Energia’s 99.94% stake in CPFL Renováveis. Source breakdown graphic does not consider 1 MW of Solar Generation of Tanquinho Plant.

2.2.2) Operational and under construction Projects

CPFL Geração's project portfolio (considering CPFL Energia's participation in each project) totals 2,173 MW of installed capacity in operation. The plants in operation comprise 8 HPPs (1,966 MW), 2 TPPs (182 MW), and 9 SHPPs (24 MW).

CPFL Geração - Portfolio
Em MW	HPP	TPP	SHPP	Total
In Operation	1,966	182	24	2,173

CPFL Renováveis's project portfolio (100% Stake) totals 2,133 MW of installed capacity in operation and 110 MW of capacity under construction. The plants in operation comprise 40 SHPPs (453 MW), 45 wind farms (1,309 MW), 8 biomass thermoelectric plants (370 MW) e 1 solar plant (1 MW). Still under construction 1 SHPP (28 MW) and 4 wind farms (82 MW).

Additionally, CPFL Renováveis has wind, solar and SHPP projects under development totaling 2,904 MW.

The table below illustrates the overall portfolio of assets (100% stake) in operation, construction and development, and their installed capacity:

CPFL Renováveis - Portfolio (100% Stake)
In MW	SHPP	Bio	Wind	Solar	Total
In Operation	453	370	1,309	1	2,133
In Construction	28	-	82	-	110
In Development	149	-	2,415	340	2,904
Total	630	370	3,806	341	5,147

SHPP Lucia Cherobim

SHPP Lucia Cherobim, a project located in the state of Paraná, is scheduled to start operating in 2024. Installed capacity is 28.0 MW and physical guarantee is 16.6 average MW. The energy was sold under a long-term contract at the 2018 new energy auction (A-6). (Price: R $ 197.58 / MWh - December 2019).

Gameleira Complex Wind Farms

The Gameleira Complex Wind Farms (Costa das Dunas, Figueira Branca, Farol de Touros and Gameleira), located in the state of Rio Grande do Norte, is scheduled to start operating in 2024. The installed capacity is 81.7 MW and the physical guarantee is 39.4 average MW. Part of the energy (12.0 average MW) was sold under a long-term contract at the 2018 new energy auction (A-6). (Price: R$ 93.49 / MWh - December 2019) and the rest was sold on the free market.

2.3) Commercialization

Number of Commercialization Consumer Units

In December 2019, CPFL Brasil's Consumer Units reached a total of 1,976, a 42.1% increase.

2.4) Transmission

Operational Portfolio
Project	Location	RAP (R$ MM)	Capex (R$ MM)	Operation Start	Substation #	Network (Km)
Piracicaba	SP	8.9	100	Apr/16	1	0
Morro Agudo	SP	10.8	100	Jun/17	1	1

In Construction Portolio
Project	Location	RAP (R$ MM)	Estimated Capex by Aneel (R$ MM)	Operation Start	Substation #	Network (Km)
Maracanaú	CE	7.9	102	Mar/22	1	2
Sul I	SC	26.4	366	Mar/24	1	320
Sul II	RS	33.9	349	Mar/24	3	85

Notes: Base Date - Piracicaba (12/19/12) – Morro Agudo (06/01/14) – Maracanaú (06/28/18) – Sul I and II (12/20/18). RAP stands for Allowed Annual Revenue.

3) CPFL ENERGIA ECONOMIC-FINANCIAL PERFORMANCE

3.1) Economic-Financial Performance

Consolidated Income Statement - CPFL ENERGIA (R$ Million)
	4Q19	4Q18	Var.	2019	2018	Var.
Gross Operating Revenue	11,753	10,314	14.0%	45,009	42,626	5.6%
Net Operating Revenue	8,022	6,686	20.0%	29,932	28,137	6.4%
Revenue from building the infrastructure	600	569	5.4%	2,088	1,772	17.8%
Net Operating Revenue (ex-rev. from infrastructure)	7,423	6,118	21.3%	27,844	26,364	5.6%
Cost of Electric Power	(4,839)	(3,885)	24.6%	(18,371)	(17,838)	3.0%
Contribution Margin	2,583	2,233	15.7%	9,473	8,526	11.1%
PMSO	(908)	(950)	-4.3%	(3,318)	(3,134)	5.9%
Other Operating Costs & Expenses	(1,076)	(994)	8.3%	(3,880)	(3,456)	12.3%
Equity Income	92	93	-1.6%	349	334	4.5%
EBITDA[1]	1,741	1,354	28.6%	6,394	5,637	13.4%
Financial Income (Expense)	(163)	(271)	-39.9%	(726)	(1,103)	-34.1%
Income Before Taxes	1,127	681	65.6%	3,986	2,940	35.6%
Net Income	857	670	27.8%	2,748	2,166	26.9%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

CPFL Energia - Key financial indicators by business segment (R$ million)
	Distribution	Conventional Generation	Renewable Generation	Others	Consolidated
4Q19
EBITDA[1]	997	331	376	35	1,741
Financial results	(23)	(26)	(88)	(25)	(163)
Net Income	608	239	115	(105)	857

4Q18
EBITDA[1]	726	312	298	17	1,354
Financial results	(61)	(43)	(129)	(37)	(271)
Net Income	511	234	107	(182)	670

Variation (%)
EBITDA[1]	37.3%	6.2%	26.1%	108.4%	28.6%
Financial results	-61.8%	-39.4%	-31.9%	-32.8%	-39.9%
Net Income	18.8%	2.0%	7.3%	-42.5%	27.8%

CPFL Energia - Key financial indicators by business segment (R$ million)
	Distribution	Conventional Generation	Renewable Generation	Others	Consolidated
2019
EBITDA[1]	3,696	1,307	1,204	188	6,394
Financial results	(197)	(153)	(404)	27	(726)
Net Income	1,835	864	107	(57)	2,748

2018
EBITDA[1]	3,004	1,272	1,209	152	5,637
Financial results	(310)	(248)	(504)	(40)	(1,103)
Net Income	1,432	770	119	(155)	2,166

Variation (%)
EBITDA[1]	23.0%	2.7%	-0.4%	23.3%	13.4%
Financial results	-36.3%	-38.5%	-19.9%	-167.7%	-34.1%
Net Income	28.1%	12.2%	-9.9%	-63.3%	26.9%

Notes: (1) The analysis by business segment is presented in chapter 5; (2) The breakdown of economic-financial performance by business segment is presented in annex 6.4.

Non-cash effects, extraordinary items and others

We highlight below the non-cash effects, extraordinary items and others of greater relevance observed in the periods analyzed, as a way to facilitate the understanding of the variations in Company's results.

EBITDA effects - R$ million	4Q19	4Q18	2019	2018
Adjustments in the concession financial assets (VNR)	45	43	281	345
Legal and judicial expenses	(46)	(74)	(172)	(187)
Assets write-off	(72)	(113)	(174)	(188)
Other extraordinary items:
Integration of CPFL Renováveis with CPFL Energia	(4)	-	(9)	-
CPFL Renováveis - end of grace period in O&M contracts	(6)	(3)	(20)	(5)
CPFL Renováveis - PIS/Cofins credit recovery	-	-	-	17

Financial results effects - R$ million	4Q19	4Q18	2019	2018
Mark-to-market (MTM)	2	18	2	(27)
Financial revenues due to re-IPO resources	-	-	63	-

Operating Revenue

In 4Q19, gross operating revenue reached R$ 11,753 million, representing an increase of 14.0% (R$ 1,439 million). Deductions from the gross operating revenue were of R$ 3,730 million in 4Q19, representing an increase of 2.8% (R$ 103 million). Net operating revenue reached R$ 8,022 million in 4Q19, registering an increase of 20.0% (R$ 1,336 million).

In 2019, gross operating revenue reached R$ 45,009 million, representing an increase of 5.6% (R$ 2,383 million). Deductions from the gross operating revenue were of R$ 15,077 million in 2019, representing an increase of 4.1% (R$ 587 million). Net operating revenue reached R$ 29,932 million in 2019, registering an increase of 6.4% (R$ 1,796 million).

The breakdown of net operating revenue by business segment is presented in the table below:

Net Operating Revenue - CPFL ENERGIA (R$ Milhões)
	4Q19	4Q18	Var.	2019	2018	Var.
Distribution	6,423	5,160	24.5%	24,260	22,467	8.0%
Conventional Generation	322	285	13.0%	1,213	1,144	6.0%
Renewable Generation	583	516	13.1%	1,928	1,936	-0.4%
Commercialization	949	963	-1.5%	3,491	3,496	-0.2%
Services	164	153	7.0%	614	533	15.3%
Elimination and Others	(419)	(391)	7.2%	(1,574)	(1,441)	9.2%
Total	8,022	6,686	20.0%	29,932	28,137	6.4%

For further details about the revenue variation by segment, see chapter 5 – Performance of Business Segments.

Cost of Electric Energy

Cost of Electric Energy (R$ Million)
	4Q19	4Q18	Var.	2019	2018	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	692	643	7.6%	2,794	2,668	4.7%
PROINFA	94	81	17.1%	397	331	20.1%
Energy Purchased through Auction in the Regulated Environment, Bilateral Contracts and Energy Purchased in the Spot Market	3,812	2,893	31.8%	14,199	13,970	1.6%
PIS and COFINS Tax Credit	(401)	(317)	26.6%	(1,484)	(1,503)	-1.3%
Total	4,197	3,300	27.2%	15,907	15,466	2.8%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	550	485	13.5%	2,081	2,115	-1.6%
Itaipu Transmission Charges	71	68	4.1%	281	266	5.6%
Connection Charges	40	47	-14.5%	174	163	6.6%
Charges for the Use of the Distribution System	12	14	-16.5%	48	49	-2.0%
ESS / EER	33	32	2.6%	127	29	340.4%
PIS and COFINS Tax Credit	(64)	(60)	6.3%	(246)	(249)	-1.4%
Total	642	585	9.6%	2,464	2,372	3.9%

Cost of Electric Energy	4,839	3,885	24.6%	18,371	17,838	3.0%

Cost of Electric Power Purchased for Resale

In 4Q19, the cost of electric power purchased for resale reached R$ 4,197 million, an increase of 27.2% (R$ 898 million), mainly affected by the energy purchased in auctions, bilateral contracts and spot market, which grew 31.8% (R$ 919 million). This increase was due to the higher average purchase price and the higher volume of purchased energy, as shown in the tables below.

In 2019, this cost reached R$ 15,907 million, an increase of 2.8% (R$ 440 million), mainly due to:

•        Higher cost of energy purchased in auctions, bilateral contracts and spot market (R$ 229 million), due to an increase in the volume of purchased energy, partially offset by the reduction in the average purchase price;

•        Increase in Itaipu cost (R$ 126 million), due to the increase in the average purchase price (reflecting exchange variation), partially offset by the decrease in the volume of purchased energy.

Volume of purchased energy (GWh)	4Q19	4Q18	Var.	2019	2018	Var.
Energy from Itaipu Binacional	2,780	2,806	-1.0%	11,021	11,117	-0.9%
PROINFA	295	305	-3.3%	1,102	1,111	-0.8%
Energy Purchased through Auction in the Regulated Environment, Bilateral Contracts and Energy Purchased in the Spot Market	16,956	15,918	6.5%	66,283	61,461	7.8%
Total	20,030	19,030	5.3%	78,406	73,689	6.4%

Average price (R$/MWh)	4Q19	4Q18	Var.	2019	2018	Var.
Energy from Itaipu Binacional	249.03	229.13	8.7%	253.52	240.03	5.6%
PROINFA	319.71	264.09	21.1%	360.43	297.52	21.1%
Energy Purchased through Auction in the Regulated Environment, Bilateral Contracts and Energy Purchased in the Spot Market	224.82	181.72	23.7%	214.22	227.30	-5.8%
Total	209.56	173.39	20.9%	202.88	209.89	-3.3%

Charges for the Use of the Transmission and Distribution System

In 4Q19, charges for the use of the transmission and distribution system reached R$ 642 million, an increase of 9.6% (R$ 56 million). This variation was mainly due to the increase in connection and transmission charges (basic network, Itaipu transmission, connection and usage of the distribution system), which totaled an increase of R$ 59 million in the period.

In 2019, charges totaled R$ 2,464 million, an increase of 3.9% (R$ 92 million), with the main variation (R$ 98 million) in sector charges (ESS/EER) due to CONER resources that drastically reduced this expense in 2018.

Contribution margin

In 4Q19, contribution margin reached R$ 2,583 million, an increase of 15.7% (R$ 351 million). In 2019, contribution margin was R$ 9,473 million, an increase of 11.1% (R$ 947 million). Quarter and year results mainly reflect the good performance of the Distribution segment.

PMSO

PMSO (R$ million)
	4Q19	4Q18	Variation		2019	2018	Variação
			R$ MM	%			R$ MM	%
Personnel	(403)	(380)	(23)	6.0%	(1,481)	(1,414)	(66)	4.7%
Material	(75)	(70)	(5)	7.5%	(279)	(258)	(21)	8.2%
Outsourced Services	(199)	(193)	(6)	3.3%	(715)	(692)	(23)	3.3%
Other Operating Costs/Expenses	(231)	(306)	76	-24.7%	(844)	(770)	(74)	9.6%
Allowance for doubtful accounts	(39)	(56)	17	-30.6%	(233)	(169)	(64)	37.9%
Legal and judicial expenses	(46)	(74)	28	-37.4%	(172)	(187)	14	-7.6%
Others	(146)	(177)	31	-17.5%	(438)	(414)	(24)	5.8%
Total Reported PMSO	(908)	(950)	41	-4.3%	(3,318)	(3,134)	(184)	5.9%

PMSO reached R$ 908 million in 4Q19, a decrease of 4.3% (R$ 41 million), due to the following factors:

   (i)        Decrease of 36.0% (R$ 41 million) in assets write-off, due to the higher amount in project assets recorded in CPFL Renováveis in 4Q18, related to investments uncertainty, partially offset by the lower assets write-off in the distribution companies recorded in 4Q19;

  (ii)        Decrease of 37.4% (R$ 28 million) in legal and judicial expenses;

 (iii)        Decrease of 30.6% (R$ 17 million) in allowance for doubtful accounts, reflecting the efforts to fight delinquency, with the increase in power cuts, in addition to negotiations with hospitals and other public institutions, which were combined to energy efficiency projects, aiming to avoid future defaults;

Partially offset by:

 (iv)        Extraordinary effects observed in CPFL Renováveis, totaling R$ 7 million:

a.    Expenses related to the integration of CPFL Renováveis to CPFL Energia group (R$ 4 million);

b.    End of grace period in O&M contracts for the Campo dos Ventos and São Benedito wind farms (R$ 3 million);

  (v)        Increase of 28.2% (R$ 7 million) in expenses with grid and substation maintenance, related to Capex efforts;

 (vi)        Other items with a variation of 4.5% (R$ 31 million), in line with inflation (IPCA of 4.31% and IGP-M of 7.30%).

In 2019, PMSO reached R$ 3,318 million, an increase of 5.9% (R$ 184 million), due to the following factors:

   (i)        Increase of 37.9% (R$ 64 million) in allowance for doubtful accounts;

  (ii)        Extraordinary effects observed in CPFL Renováveis, totaling a variation of R$ 42 million:

a.    PIS/Cofins credit recovery in 2Q18 (R$ 17 million);

b.    End of grace period in O&M contracts for the Campo dos Ventos and São Benedito wind farms (R$ 16 million);

c.     Expenses related to the integration of CPFL Renováveis to CPFL Energia group (R$ 9 million);

 (iii)        Increase of 31.5% (R$ 26 million) in expenses with grid and substation maintenance, related to Capex efforts;

 (iv)        Items linked to inflation with a variation of 3.2% (R$ 81 million);

Partially offset by:

  (v)        Decrease of 7.6% (R$ 14 million) in legal and judicial expenses;

 (vi)        Decrease of 7.4% (R$ 14 million) in assets write-off.

Other operating costs and expenses

Other operating costs and expenses
	4Q19	4Q18	Var.	2019	2018	Var.
Costs of Building the Infrastructure	599	569	5.3%	2,086	1,772	17.7%
Private Pension Fund	27	22	21.4%	113	90	25.2%
Depreciation and Amortization	451	402	12.0%	1,681	1,594	5.5%
Total	1,076	994	8.3%	3,880	3,456	12.3%

EBITDA

In 4Q19, EBITDA reached R$ 1,741 million, registering an increase of 28.6% (R$ 387 million), mainly reflecting the good performance of the Distribution segment; the other segments also presented positive variations.

In 2019, EBITDA reached R$ 6,394 million, an increase of 13.4% (R$ 757 million), mainly reflecting the performance of the Distribution segment.

EBITDA is calculated according to CVM Instruction no. 527/12 and showed in the table below:

EBITDA and Net Income conciliation (R$ million)
	4Q19	4Q18	Var.	2019	2018	Var.
Net Income	857	670	27.8%	2,748	2,166	26.9%
Depreciation and Amortization	451	403	12.0%	1,682	1,595	5.5%
Financial Result	163	271	-39.9%	726	1,103	-34.1%
Income Tax / Social Contribution	271	10	2484.3%	1,238	774	60.0%
EBITDA	1,741	1,354	28.6%	6,394	5,637	13.4%

Financial Result

Financial Result (R$ Million)
	4Q19	4Q18	Var.	2019	2018	Var.
Revenues	186	184	1.0%	904	762	18.5%
Expenses	(348)	(454)	-23.4%	(1,630)	(1,865)	-12.6%
Financial Result	(163)	(271)	-39.9%	(726)	(1,103)	-34.1%

In 4Q19, net financial expense was of R$ 163 million, a reduction of 39.9% (R$ 108 million). The variation is basically explained by the reduction of 28.4% (R$ 98 million) in the expenses with the net debt (debt charges net of income from financial investments), due to the reduction in interest rates (CDI) and the lower indebtedness (for further details, see item 3.2.1 – Debt IFRS).

In 2019, net financial expense was of R$ 726 million, a reduction of 34.1% (R$ 376 million). The items explaining this variation are as follows:

(i)           Reduction of 19.5% (R$ 264 million) in the expenses with the net debt (debt charges net of income from financial investments), reflecting the lower interest rate, the decrease in the indebtedness and the higher cash balance observed since June 13th until September 30th, when CPFL Renováveis shares were transferred from State Grid to CPFL Energia (R$ 63 million – extraordinary effect);

(ii)          Variation of R$ 29 million in the mark-to-market (non-cash effect);

(i)           Increase of 4.8% (R$ 17 million) in additions, late payment fines, negotiations and installments;

(ii)          Other effects (R$ 66 million).

Income Tax and Social Contribution

In 4Q19, Income Tax and Social Contribution recorded an increase of R$ 260 million. This increase is mainly explained by the variation on Income before Taxes and by the recognition of tax credits in RGE and CPFL Renováveis, in accordance with ICVM 371, in the amount of R$ 211 million in 4Q18 and R$ 41 million in 4Q19, impacting this comparison in R$ 169 million.

In 2019, Income Tax and Social Contribution recorded an increase of R$ 464 million, influenced by the same effects mentioned above.

Net Income

Net income was of R$ 857 million in 4Q19, registering an increase of 27.8% (R$ 186 million). In addition to a good EBITDA performance, lower net financial expenses contributed to this result.

In 2019, net income was of R$ 2,748 million, registering an increase of 26.9% (R$ 582 million).

Allocation of Net Income from the Fiscal Year

CPFL Energia´s dividend policy stipulates that a minimum of 50% of adjusted net income, in accordance with the Brazilian Corporate Law, will be distributed to shareholders. The proposal for allocation of net income from the fiscal year is shown below:

R$ thousand
Net income of the fiscal year - Individual	2,702,671
Realization of comprehensive income	25,672
Prescribed dividend	765
Net income base for allocation	2,729,108
Legal reserve	(135,134)
Statutory reserve - working capital reinforcement	(518,795)
Mandatory minimum dividend	(641,884)
Proposed additional dividend	(1,433,295)

Dividend

The Board of Directors propose the payment of R$ 2,075 million in dividends to holders of common shares traded on B3 S.A. – Brasil, Bolsa, Balcão (B3). This proposed amount corresponds to R$ 1.800972882 per share, related to the fiscal year of 2019.

Statutory Reserve – Working Capital Reinforcement

For this fiscal year, considering the current macro scenario with an incipient economic recovery, and also considering the uncertainties regarding hydrology, the Company’s Management is proposing the allocation of R$ 519 million to the statutory reserve - working capital reinforcement.

3.2) Indebtedness

3.2.1) Debt (IFRS)

On December 31, 2019, the financial debt of the CPFL Group was R$ 21 billion, a variation of -1.5% compared to the last quarter; the total financial debt was of R$ 18.3 billion.

Note: includes the mark-to-market (MTM) effect and borrowing costs.

IFRS
Debt Profile – R$ billion

The CPFL Group constantly seek to mitigate any possibility of markets fluctuations risks and, because of these, a share of its debts portfolio, around R$ 5 billion, have hedge operations. Considering, for instance, foreign loans, which represents almost 26% of the total debts (IFRS criteria), it was contracted swap operations, aiming foreign exchange protection as well as the rate linked to the contract.

Indexation After Hedge

4Q18 vs. 4Q19

Note: Considering the foreign loan debts (24.5% in the 4Q19), it is contracted swap operations, aiming the protection of the foreign exchange and the rate fluctuations linked to the contract.

Net Debt in IFRS criteria

IFRS | R$ Million	4Q19	4Q18	Var. %
Financial Debt (including hedge)	(18,294)	(19,752)	-7.4%
(+) Available Funds	1,937	1,891	2.4%
(=) Net Debt	(16,357)	(17,860)	-8.4%

Debt by segment (R$ Million – IFRS)

Notes:

1)   The Generation segment considers CPFL Geração, Ceran and CPFL Transmissão Piracicaba; Service segment considers CPFL Serviços and CPFL Eficiência Energética.

2)   Considers only the debt’s notional and derivatives.

Debt Amortization Schedule in IFRS (Dec-19)

The Group CPFL constantly evaluates market opportunities to close deals that goes along with the company’s strategies and policies. Thus, in view of the large market access that CPFL has at its disposal to liquidity sources, through diversified funding alternatives, through either local market financing lines or international market, the debt portfolio of CPFL Energia presents different funding instruments.

The cash position at the end of 4Q19 had a coverage ratio of 0.62x the amortizations of the next 12 months, which allows the CPFL Group to partially honor the amortization commitments in 2020. The average amortization term, calculated from this schedule is of 3.18 years.

Note: Considers only the notional and hedge of the debt. In order to reach the financial result of R$ 18,294 million, should be included charges and the mark-to-market (MTM) effect and cost with funding.

The debt amortization schedule of the financial debt below considers only the notional of the debts and derivatives.

Gross Debt Cost¹ in IFRS criteria

Note: the calculation considers the average cost in the end of the period, since it better reflects the interest rate variations.

Ratings

The following table shows the corporate ratings of CPFL Energia.

Ratings of CPFL Energia - Corporate Credit
Agency	Scale	Rating	Perspective
Standard & Poor's	Brazilian	brAAA	Stable
Fitch Ratings	Brazilian	AAA(bra)	Stable
Moody's	Brazilian	Aaa.br	Stable
	Global	Ba1

3.2.2) Debt in Financial Covenants Criteria

Indexation and Debt Cost in Financial Covenants Criteria

Indexation¹ after Hedge² in Financial Covenants criteria

4Q18 vs. 4Q19

1) The total amount considers a proportional consolidation of CPFL Renováveis, CERAN, ENERCAN, Foz do Chapecó and EPASA.

2) For debts contracted in foreign currency (23.6% of total), swap operations were contracted, aiming the protection of the foreign exchange and the rate fluctuations linked to the contract.

Net Debt in Financial Covenants Criteria and Leverage

In the end of the 4Q19, the Proforma Net Debt totaled R$ 16,849 million, an increase of 3.5% compared to net debt position at the end of 4Q18, of R$ 16,274 million.

Covenant Criteria |R$ Million	4Q19	4Q18	Var.
Financial Debt (including hedge)1	(18,987)	(17,868)	6.3%
(+) Available Funds	2,138	1,593	34.2%
(=) Net Debt	(16,849)	(16,274)	3.5%
EBITDA Proforma2	6,677	5,343	25.0%
Net Debt / EBITDA	2.52	3.05	-17.2%

1) The total amount considers a proportional consolidation of CPFL Renováveis, CERAN, ENERCAN, Foz do Chapecó and EPASA. 2) Proforma EBITDA in the financial covenants criteria: adjusted according CPFL Energia’s stake in each of its subsidiaries.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt and the EBITDA are adjusted according to the equivalent stake of CPFL Energia in each of its subsidiaries.

Considering that, the Proforma Net Debt totaled R$ 16,849 million and Proforma EBITDA in the last 12 months reached R$ 6,677 million, the ratio Proforma Net Debt / EBITDA at the end of 4Q19 reached 2.52x.

Leverage in Financial covenants criteria - R$ billion

3.3) Investments

3.3.1) Actual Investments

Investments (R$ Million)
Segment	4Q19	4Q18	Var.	2019	2018	Var.
Distribution	598	617	-3.1%	2,033	1,770	14.9%
Generation - Conventional	5	6	-17.5%	12	8.05	43.7%
Generation - Renewable	32	51	-38.4%	126	225	-44.0%
Commercialization	7	1	750.9%	9	3	193.1%
Services and Others[2]	22	18	22.2%	54	53	1.2%
Transmission[1]	10	1	1778.3%	21	3	504.1%
Total	672	693	-3.0%	2,254	2,062	9.3%

Note: 1) Others – basically refer to assets and transactions that are not related to the listed segments.

In 2019, the investments were R$ 2,254 million, an increase of 9.3%, compared to R$ 2,062 million registered in 2018. We also highlight investments made by CPFL Energia in the Distribution segment:

a.    Expansion and strengthening of the electric system;

b.    Electricity system maintenance and improvements;

c.     Operational infrastructure;

d.    Upgrade of management and operational support systems;

e.    Customer help services.

3.3.2) Investment Guidance

On November 29, 2019, CPFL Energia’s Board of Directors approved Board of Executive Officers’ proposal for 2020 Annual Budget and 2021/2024 Multiannual Plan for the Company, which was previously discussed by the Budget and Corporate Finance Commission.

Investments Guidance (R$ million)1

Notes:

1) Constant currency;

2) Disregard investments in Special Obligations (among other items financed by consumers);

3) Conventional + Renewable.

4) STOCK MARKETS

4.1) Stock Performance

On December 30th, 2019, CPFL Energia was listed on both the B3 (Novo Mercado) and the New York Stock Exchange (NYSE) (ADR Level III) segments with the highest levels of corporate governance.

B3				NYSE
Date	CPFE3 (R$)	IEE	IBOV	Date	CPL (US$)	DJBr20	Dow Jones
12/30/2019	R$ 35.55	76,627	115,645	12/30/2019	$ 17.46	25,727	28,462
09/30/2019	R$ 32.89	68,122	104,745	09/30/2019	$ 15.77	22,562	26,917
12/28/2018	R$ 28.85	49,266	87,887	12/28/2018	$ 14.82	21,739	23,139
QoQ	8.1%	12.5%	10.4%	QoQ	10.7%	14.0%	5.7%
YoY	23.2%	55.5%	31.6%	YoY	17.8%	18.3%	23.0%

CPFL Energia’s shares ended the year at R$ 35.55 per share on the B3 and US$ 17.46 per ADR on the NYSE, an appreciation of 8.1% and 10.7% in the quarter, respectively. Considering the variation in the last 12 months, the shares and ADRs presented an appreciation of 23.2% on the B3 and of 17.8% on the NYSE.

4.2) Daily Average Volume

The daily trading volume in 4Q19 averaged R$ 72.9 million, of which R$ 70.8 million on the B3 and R$ 2.1 million on the NYSE, representing an increase of 502.2% if compared to 4Q18, while daily trading volume of the IBOVESPA and IEE had an increase of 19,3% and 21,2%, respectively. This increase in the volume of CPFL Energia shares is mainly due to the increase in the Company's free float from 5.25% to 16.29% after the Public Offering of Shares concluded on June 12th, 2019.

Note: Considers the sum of the average daily volume on the B3 and NYSE.

4.3) Termination of ADRs Program and Delisting from NYSE

Following the Company’s announcement on December 18th, 2019 of its intention to terminate its deposit agreement with Citibank, N.A. and to delist the ADSs from the NYSE, with the eventual plan to terminate its registration with the U.S. Securities and Exchange Commission (the “SEC”), on January 28, 2020, the NYSE suspended trading in the ADSs and filed a Form 25 with the SEC to permanently remove the ADSs from listing

The Company first issued ADSs and listed them on the NYSE in September 2004, mainly, to promote trading in its common shares and to raise the visibility of the Company’s brand in the United States. CPFL now finds that the economic rationale for maintaining a listing on the NYSE has declined due in part to (i) increases in trading volume of Brazilian stocks on the B3 S.A. – Bolsa, Brasil, Balcão (the São Paulo Stock Exchange or the “B3”) in Brazil by overseas investors due to the internationalization of the Brazilian financial and capital markets, as well as the narrowing of the gap between U.S. and Brazilian disclosure standards with respect to financial reporting; and (ii) a decreasing trend in recent years in the trading volume of the Company’s ADSs on the NYSE.

CPFL will maintain the listing of its common shares on the B3, and the Company will continue to be subject to applicable disclosure requirements under Brazilian laws and regulations. CPFL intends to continue to disclose its periodic reports, annual and interim results and communications as required by applicable laws and regulations on its website

5) PERFORMANCE OF BUSINESS SEGMENTS

5.1) Distribution Segment

5.1.1) Economic-Financial Perfomance

Consolidated Income Statement - Distribution (R$ Million)
	4Q19	4Q18	Var.	2019	2018	Var.
Gross Operating Revenue	9,963	8,613	15.7%	38,656	36,310	6.5%
Net Operating Revenue	6,423	5,160	24.5%	24,260	22,467	8.0%
Cost of Electric Power	(4,071)	(3,104)	31.1%	(15,623)	(15,022)	4.0%
Operating Costs & Expenses	(1,585)	(1,526)	3.8%	(5,761)	(5,208)	10.6%
EBIT	768	530	44.9%	2,876	2,237	28.5%
EBITDA(1)	997	726	37.3%	3,696	3,004	23.0%
Financial Income (Expense)	(23)	(61)	-61.8%	(197)	(310)	-36.3%
Income Before Taxes	744	469	58.7%	2,679	1,928	39.0%
Net Income	608	511	18.8%	1,835	1,432	28.1%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

Sectoral Financial Assets and Liabilities

On December 31st, 2019, the balance of sectoral financial assets and liabilities was positive in R$ 994 million. If compared to December 31st, 2018, there was a reduction of R$ 514 million, as demonstrated in the chart below.

The variation in this balance was due to the constitution of an asset of R$ 667 million, mainly due to higher costs with Itaipu energy (tariff coverage and GSF) and an increase in sector charges. On the other hand, there was an amortization of R$ 1,270 million, mainly favored by the tariff readjustments that took place in this period, allowing to pass-through the costs to the consumers. The monetary adjustment of assets and liabilities totaled R$ 88 million.

Operating Revenue

Operating Revenue
	4Q19	4Q18	Var.	2019	2018	Var.
Gross Operating Revenue
Revenue with Energy Sales (Captive + TUSD)	9,093	8,245	10.3%	34,012	30,203	12.6%
Short-term Electric Energy	304	13	0.0%	1,103	781	41.3%
Revenue from Building the Infrastructure of the Concession	590	568	3.7%	2,067	1,771	16.7%
Sectoral Financial Assets and Liabilities	(538)	(735)	-26.8%	(602)	1,208	0.0%
CDE Resources - Low-income and Other Tariff Subsidies	397	375	6.0%	1,516	1,536	-1.3%
Adjustments to the Concession's Financial Asset	45	43	5.0%	281	345	-18.7%
Other Revenues and Income	91	122	-25.5%	364	525	-30.6%
Compensatory Fines (DIC/FIC)	(18)	(17)	5.4%	(85)	(58)	46.7%
Total	9,963	8,613	15.7%	38,656	36,310	6.5%

Deductions from the Gross Operating Revenue
ICMS Tax	(1,857)	(1,647)	12.8%	(6,817)	(6,090)	11.9%
PIS and COFINS Taxes	(879)	(743)	18.3%	(3,332)	(3,179)	4.8%
CDE Sector Charge	(651)	(1,187)	-45.1%	(3,642)	(4,016)	-9.3%
R&D and Energy Efficiency Program	(58)	(45)	27.7%	(220)	(203)	8.4%
PROINFA	(48)	(40)	21.6%	(175)	(152)	15.5%
Tariff Flags and Others	(39)	216	0.0%	(181)	(179)	1.1%
Others	(7)	(7)	11.7%	(28)	(24)	16.3%
Total	(3,540)	(3,452)	2.5%	(14,396)	(13,843)	4.0%

Net Operating Revenue	6,423	5,160	24.5%	24,260	22,467	8.0%

In 4Q19, gross operating revenue amounted to R$ 9,963 million, an increase of 15.7% (R$ 1,351 million), due to the following factors:

•        Increase of 10.3% (R$ 849 million) in the revenue with energy sales (captive + free clients), due to: (i) the positive average tariff adjustment in the distribution companies for the period between 4Q18 and 4Q19 (average increase of 13.31% in CPFL Santa Cruz in March-19, of 8.66% in CPFL Paulista in April-19, of 8.63% in RGE and 1.72% in RGE Sul in June-19); (ii) the increase of 2.4% in the load in the concession area1. On the other hand there was a tariff review with negative average effect for consumer of 7.80% at CPFL Piratininga;

•        Variation of R$ 291 million in Short-term Electric Energy due to a higher spot price (PLD);

•        Decrease of 26.8% (R$ 197 million) in the accounting of Sectoral Financial Assets/Liabilities;

•        Increase of 6.0% (R$ 22 million) in tariff subsidies (CDE);

•        Increase of 3.7% (R$ 21 million) in revenue from building the infrastructure of the concession, which has its counterpart in the same amount in operational costs;

Partially offset by:

•        Decrease of 20.3% (R$ 30 million) in others items;

Deductions from the gross operating revenue were R$ 3,540 million in 4Q19, representing an increase of 2.5% (R$ 88 million), due to the following factors:

•        Increase of 14.5% (R$ 346 million) in taxes (ICMS and PIS/Cofins);

•        Variation of R$ 255 million in tariff flags approved by CCEE;

1 If excluding the consumption  of large consumers that migrate to the National Grid, the load and the sales within the concession area in 4Q19 would have the following variations: +2.8%

•        Increase of 23.9% (R$ 22 million) in the others items.

Partially offset by the following factors:

•       Decrease of 45.1% (R$ 535 million) at CDE due to the reduction of the CDE quota, mainly due to the termination of ACR account loans.

Net operating revenue reached R$ 6,423 million in 4Q19, representing an increase of 24.5% (R$ 1,263 million).

In 2019, gross operating revenue amounted to R$ 38,656 million, an increase of 6.5% (R$ 2,346 million), due to the following factors:

•        Increase of 12.6% (R$ 3,810 million) in the revenue with energy sales (captive + free clients), due to: (i) the positive average tariff adjustment in the distribution companies for the period between 2018 and 2019; and (ii) the increase of 1.2% in the load within the concession area2;

•        Increase of 41.3% (R$ 322 million) in Short-term Electric Energy due to a higher energy surplus, since in 2018 there was the Surplus and Deficit Offset Mechanism (MCSD) to reduce the distribution contracting, which did not happen again in 2019;

•        Increase of 16.7% (R$ 296 million) in revenue from building the infrastructure of the concession;

Partially offset by:

•        Variation of R$ 1,810 million in the Sectoral Financial Assets/Liabilities, from a sectoral financial asset of R$ 1,208 million in 2018 to a liability of R$ 602 million in 2019;

•        Decrease of 30.6% (R$ 160 million) in other revenues and income,

•        Decrease of 18.7% (R$ 64 million) in the adjustments to the Concession´s Financial Asset;

•        Increase of 46.7% (R$ 27 million) in compensatory fines (DIC/FIC) mainly due to rainstorms observed in the Southern region in early 2019.

•        Decrease of 1.3% (R$ 20 million) in the CDE sector charge;

Deductions from the gross operating revenue were R$ 14,396 million in 2019, representing an increase of 4.0% (R$ 553 million), due to the following factors:

•        Increase of 9.5% (R$ 880 million) in taxes (ICMS and PIS/COFINS);

•        Increase of 15.5% (R$ 24 million) in Proinfa;

•        Increase of 5.7% (R$ 23 million) in the others items;

Partially offset by:

•        Decrease of 9.3% (R$ 374 million) in the CDE sector charge;

Net operating revenue reached R$ 24,260 million in 2019, representing an increase of 8.0% (R$ 1,793 million).

2 ) If excluding the consumption  of large consumers that migrate to the National Grid, the load and the sales within the concession area in 4Q19 would have the following variations: +1.9%.

Cost of Electric Energy

Cost of Electric Energy (R$ Million)
	4Q19	4Q18	Var.	2019	2018	Var.
Cost of Electric Power Purchased for Resale
Energy from Itaipu Binacional	692	643	7.6%	2,794	2,668	4.7%
PROINFA	94	81	17.1%	397	331	20.1%
Energy Purchased through Auction in the Regulated Environment, Bilateral Contracts and Energy Purchased in the Spot Market	3,000	2,061	45.6%	11,298	10,979	2.9%
PIS and COFINS Tax Credit	(331)	(242)	36.7%	(1,228)	(1,239)	-0.9%
Total	3,456	2,542	35.9%	13,260	12,738	4.1%

Charges for the Use of the Transmission and Distribution System
Basic Network Charges	529	465	13.7%	2,001	2,039	-1.8%
Itaipu Transmission Charges	71	68	4.1%	281	266	5.6%
Connection Charges	38	45	-15.6%	167	155	7.4%
Charges for the Use of the Distribution System	6	9	-25.9%	29	30	-3.8%
ESS / EER	33	32	2.5%	127	29	-
PIS and COFINS Tax Credit	(63)	(57)	9.1%	(241)	(235)	2.7%
Total	615	562	9.4%	2,363	2,284	3.5%

Cost of Electric Energy	4,071	3,104	31.1%	15,623	15,022	4.0%

Cost of Electric Power Purchased for Resale

In 4Q19, the cost of electric Power Purchased for Resale amounted to R$ 3,456 million, representing an increase of 35.9% (R$ 914 million), due to a cost of energy purchased in the regulated environment, bilateral contracts and short term, which had an increase of 45.6% (R$ 939 million) due to an increase in the volume of purchased energy and an increase in the average purchase price, according to the table below.

In 2019, the cost of electric Power Purchased for Resale amounted to R$ 13,260 million, representing an increase of 4.1% (R$ 522 million) due to:

•        Higher cost of energy purchased in auctions, bilateral contracts and spot market (R$ 319 million), due to an increase in the volume of purchased energy, partially offset by the reduction in the average purchase price;

•        Increase in Itaipu cost (R$ 126 million), due to the increase in the average purchase price (reflecting exchange variation), partially offset by the decrease in the volume of purchased energy.

Volume of purchased energy (GWh)	4Q19	4Q18	Var.	2019	2018	Var.
Energy from Itaipu Binacional	2,780	2,806	-1.0%	11,021	11,117	-0.9%
PROINFA	295	305	-3.3%	1,102	1,111	-0.8%
Energy Purchased through Auction in the Regulated Environment, Bilateral Contracts and Energy Purchased in the Spot Market	11,658	10,370	12.4%	47,056	41,638	13.0%
Total	14,733	13,482	9.3%	59,179	53,866	9.9%

Average price (R$/MWh)	4Q19	4Q18	Var.	2019	2018	Var.
Energy from Itaipu Binacional	249.03	229.13	8.7%	253.52	240.03	5.6%
PROINFA	319.71	264.09	21.1%	360.43	297.52	21.1%
Energy Purchased through Auction in the Regulated Environment, Bilateral Contracts and Energy Purchased in the Spot Market	257.35	198.72	29.5%	240.09	263.67	-8.9%
Total	234.58	188.59	24.4%	224.07	236.48	-5.2%

Charges for the Use if the Transmission and Distribution System

In 4Q19, the charges for the use of the transmission and distribution system reached R$ 615 million, representing an increase 9.4% (R$ 53 million). The variation was mainly due to the increase in connection and transmission charges (Basic Network Charges, Itaipu Transmission Charges, Connection and Use of the Distribution System) that totaled an increase of R$ 57 million in the period.

In 2019, the charges for the use of the transmission and distribution system reached R$ 2,363 million, representing an increase 3.5% (R$ 79 million) being the main variation (R$ 98 Million) in sector charges (ESS/EER) due to CONER resources that drastically reduced this expenses in 2018.

Operating Costs and Expenses

Operating costs and expenses reached R$ 1,585 million in 4Q19, an increase of 3.8% (R$ 59 million). In 2019, operating costs and expenses reached R$ 5,761 million, an increase of 10.6% (R$ 553 million).

The factors that explain these variations follow below:

PMSO

Reported PMSO (R$ million)
	4Q19	4Q18	Variation		2019	2018	Variação
			R$ MM	%			R$ MM	%
Personnel	(258)	(245)	(13)	5.2%	(962)	(926)	(36)	3.9%
Material	(44)	(46)	2	-5.3%	(180)	(170)	(10)	5.9%
Outsourced Services	(233)	(239)	6	-2.5%	(872)	(866)	(5)	0.6%
Other Operating Costs/Expenses	(204)	(209)	5	-2.4%	(749)	(620)	(130)	20.9%
Allowance for doubtful accounts	(40)	(50)	11	-21.2%	(233)	(166)	(67)	40.5%
Legal and judicial expenses	(44)	(67)	22	-33.5%	(166)	(179)	12	-7.0%
Others	(120)	(92)	(28)	30.4%	(350)	(275)	(75)	27.1%
Total Reported PMSO	(739)	(739)	1	-0.1%	(2,763)	(2,582)	(181)	7.0%

In 4Q19, PMSO reached R$ 739 million, a decrease of 0.1% (R$ 1 million) due to:

           (i)        Decrease of 33.5% (R$ 22 million) in legal and judicial expenses;

          (ii)        Decrease of 21.2% (R$ 11 million) in allowance for doubtful accounts, reflecting the efforts to fight delinquency, with the increase in power cuts, in addition to negotiations with hospitals and other public institutions, which were combined to energy efficiency projects, aiming to avoid future defaults;

         (iii)        Others items with a variation of -0.4% (R$ 2 million).

Partially offset by

   (i)        Increase of 64.7% (R$ 28 million) in assets write-off relating to discontinued projects;

  (ii)        Increase of 28.2% (R$ 7 million) in expenses with grid and substation maintenance, related to Capex efforts;

In 2019, o PMSO reached R$ 2,763 million, an increase of 7.0% (R$ 181 million) due to:

   (i)        Increase of 40.5% (R$ 67 million) in allowance for doubtful accounts;

  (ii)        Increase of 38.8% (R$ 45 million) in assets write-off relating to discontinued projects;

 (iii)        Increase of 31.5% (R$ 26 million) in expenses with grid and substation maintenance, related to Capex efforts;

 (iv)        Items linked to inflation with a variation of 2,7% (R$ 56 million);

Partially offset by:

   (i)        Decrease of 7.0% (R$ 12 million) in legal and judicial expenses;

Other operating costs and expenses

Other operating costs and expenses
	4Q19	4Q18	Var.	2019	2018	Var.
Costs of Building the Infrastructure	590	568	3.7%	2,067	1,771	16.7%
Private Pension Fund	27	22	21.4%	111	88	25.3%
Depreciation and Amortization	216	182	18.3%	764	710	7.5%
Total	832	773	7.7%	2,941	2,569	14.5%

EBITDA

EBITDA totaled R$ 997 million in 4Q19, an increase of 37.3% (R$ 271 million), mainly favored by the positive effects of tariff adjustments between 2018 and 2019 combined with the market growth in the period.

In 2019, EBITDA totaled R$ 3,696 million, an increase of 23.0% (R$ 692 million) than 2018, favored by market performance and increased tariffs, partially offset by a lower PMSO and ADA.

Conciliation of Net Income and EBITDA (R$ million)
	4Q19	4Q18	Var.	2019	2018	Var.
Net income	608	511	18.8%	1,835	1,432	28.1%
Depreciation and Amortization	230	196	16.9%	820	767	7.0%
Financial Results	23	61	-61.8%	197	310	-36.3%
Income Tax /Social Contribution	137	(42)	-	844	495	70.5%
EBITDA	997	726	37.3%	3,696	3,004	23.0%

Financial Result

Financial Result (R$ Million)
	4Q19	4Q18	Var.	2019	2018	Var.
Revenues	163	161	1.1%	624	575	8.7%
Expenses	(186)	(222)	-16.2%	(822)	(885)	-7.1%
Financial Result	(23)	(61)	-61.8%	(197)	(310)	-36.3%

In 4Q19, the net financial result recorded a net financial expense of R$ 23 million, a decrease of 61.8% (R$ 38 million) mainly due to the reduction of 22.7% (R$ 40 million) in expenses with net debt favored by the reduction in interest rates (CDI).

In 2019, the net financial result recorded a net financial expense of R$ 197 million, a decrease of 36.3% (R$ 113 million). The items that explain this variation are:

•        Decrease of 6.3% (R$ 42 million) in the expenses with net debt due to the reduction in interest rate (CDI)

•        Decrease of 19.5% (R$ 18 million) in contingency update;

•        Increase of 3.4% (R$ 12 million) in late payment interest and fines;

•        Increase of 9.8% (R$ 8 million) in sectoral financial assets update;

•        Variation of R$ 34 million in others items of financial income and expenses.

Net Income

Net Income totaled R$ 608 million in 4Q19, an increase of 18.8% (R$ 96 million). In 2019, Net Income totaled R$ 1,835 million, an increase of 28.1% (R$ 402 million).

5.1.2) Tariff Events

Reference dates

Tariff Revision
Distributor	Periodicity	Next Revision	Cycle	Tariff Process Dates
CPFL Piratininga	Every 4 years	October 2023	6th PTRC	October 23rd
CPFL Santa Cruz	Every 5 years	March 2021	5th PTRC	March 22nd
CPFL Paulista	Every 5 years	April 2023	5th PTRC	April 8th
RGE	Every 5 years	June 2023	5th PTRC	June 19th

Annual tariff adjustments and periodic tariff reviews

Annual Tariff Adjustments (ATAs)					Periodic tariff reviews (PTRs)
	CPFL Santa Cruz	CPFL Paulista	RGE	RGE Sul	CPFL Piratininga
Ratifying Resolution	2,522	2,526	2,557		2,627
Adjustment	13.70%	12.02%	10.05%		1.88%
Parcel A	1.12%	0.78%	-2.16%		-6.64%
Parcel B	0.90%	2.17%	2.21%		1.24%
Financial Components	11.68%	9.07%	10.00%		7.28%
Effect on consumer billings	13.31%	8.66%	8.63%	1.72%	-7.80%
Date of entry into force	03/22/2019	8/4/2019	06/19/2019		10/23/2019

5.2) Commercialization and Services Segments

Consolidated Income Statement - Commercialization (R$ Million)
	4Q19	4Q18	Var.	2019	2018	Var.
Net Operating Revenue	949	963	-1.5%	3,491	3,496	-0.2%
EBITDA(1)	22	14	55.6%	99	96	3.2%
Net Income	8	10	-22.3%	47	53	-10.6%

Consolidated Income Statement - Services (R$ Million)
	4Q19	4Q18	Var.	2019	2018	Var.
Net Operating Revenue	164	153	7.0%	614	533	15.3%
EBITDA(1)	32	16	98.5%	138	95	45.5%
Net Income	20	(3)	-	83	43	94.0%

Note:

(1)  EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

5.3) Conventional Generation Segment

Economic-Financial Performance

Consolidated Income Statement - Conventional Generation (R$ million)
	4Q19	4Q18	Var.	2019	2018	Var.
Gross Operating Revenue	359	316	13.7%	1,350	1,276	5.8%
Deductions of Operating Revenue	(37)	(31)	20.1%	(137)	(132)	3.9%
Net Operating Revenue	322	285	13.0%	1,213	1,144	6.0%
Cost of Electric Power	(43)	(35)	22.2%	(133)	(102)	29.9%
Operating Costs & Expenses	(70)	(60)	15.4%	(241)	(221)	9.1%
EBIT	210	190	10.6%	839	821	2.2%
EBITDA	331	312	6.2%	1,307	1,272	2.7%
Financial Income (Expense)	(26)	(43)	-39.4%	(153)	(248)	-38.5%
Income Before Taxes	275	240	14.9%	1,035	907	14.1%
Net Income	239	234	2.0%	864	770	12.2%

Note: EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Operating Revenue

In 4Q19, the Gross Operating Revenue reached R$ 359 million, an increase of 13.7% (R$ 43 million). The Net Operating Revenue was of R$ 322 million, an increase of 13.0% (R$ 37 million).

The main factors that affected the net operating revenue were:

  Increase of R$ 23 million in the revenue with Power Supply, mainly due to contracts readjustment  in CPFL Geração and Ceran (R$ 22 million) and also to the increase in energy sold in CCEE  (R$ 2 million);
  Increase of R$ 10 million in the Infrastructure Construction Revenue, related to the beginning of the construction of transmission lines and substations; this revenue has counterpart in operating costs;
  Increase of 74.7% (R$ 10 million) in other operating revenues, due to the Baesa agreement of (R$ 7 million) and the increase in the revenue of the transmission projects in operation (R$ 3 million);

These effects were partially offset by:

  Increase of 15.5% (R$ 4 million) of PIS/COFINS;
  CFURH accounting (R$ 2 million) in deductions from the operating revenue; until 2018 it was allocated in the account “Others”, in operating costs and expenses.

In 2019, the Gross Operating Revenue was of R$ 1,350 million, an increase of 5.8% (R$ 74 million) compared to 2018. The Net Operating Revenue was of R$ 1,213 million, an increase of 6.0% (R$ 69 million).

The main factors contributing to the increase in net operating revenue were:

•        Increase in the energy supply revenue, mainly due to the contracts readjustment in CPFL Geração (R$ 60 million);

•        Increase of R$ 20 million in the Infrastructure Construction Revenue;

•        Increase of 12.0% in Other Revenues (R$ 9 million);

  Reduction of PIS/Cofins, P&D/PEE, ISS and inspection fee  (R$ 3 million);

These effects were partially offset by:

  Reduction in the spot market revenue (R$ 15 million);
  CFURH accounting (R$ 9 million) in deductions of operating revenue, until 2018 it was allocated in the account “Others”, in operating costs and expenses.

Cost of Electric Power

In 4Q19, the cost of electricity reached R$ 43 million, a 22.2% change (R$ 8 million) compared to the 4Q18, due to higher expenses with GSF.

In 2019, the cost of electricity was R$ 133 million, an increase of 29.9% (R$ 31 million) compared to 2018, because of the increase with the costs with purchased energy to resale (R$ 26 million) and to the readjustment in sector charges.

Operating Costs and Expenses

The Operating Costs and Expenses were R$ 70 million in the 4Q19, a 15.4% change (R$ 10 million). In 2019, the Operating Costs and Expenses were R$ 241 million, varying 9.1%.

The factors that explain these costs were:

PMSO

PMSO (R$ million)
	4Q19	4Q18	Variation		2019	2018	Variation
			R$ MM	%			R$ MM	%
PMSO
Personnel	12	9	2	22.5%	38	35	3	8.5%
Material	1	1	(0)	-18.0%	3	3	0	14.5%
Outsourced Services	10	8	1	14.3%	28	23	6	24.7%
Other Operating Costs/Expenses	9	12	(3)	-27.3%	32	41	(9)	-22.4%
GSF Risk Premium	2	4	(0)	-42.1%	10	10	(0)	0.0%
Others	6	8	(2)	-19.8%	22	31	(9)	-29.3%
Total PMSO	31	31	(0)	-8.5%	101	101	(0)	-0.1%

The PMSO reached R$ 31 million in the 4Q19, registering a decrease of 8.5% compared to the 4Q18. This result is essentially explained by the CFURH reclassification to the deductions in operating revenue (R$ 2 million), partially offset by the increase in Personnel (R$ 2 million), due to the headcount increase and the effects of the collective bargaining agreement;

In 2019, the PMSO ended up with R$ 101 million, keeping the same level of 2018. The CFURH reclassification represented a reduction of R$ 9 million, which was offset by an increase of Outsourced Services (R$ 6 million), due to the maintenance of machinery and equipment, auditing/consulting, and Personnel (R$ 3 million).

Other operating costs and expenses

Other operating costs and expenses
	4Q19	4Q18	Var.	2019	2018	Var.
Costs with Infraestructure Construction	10	0	3028.2%	21	2	1195.2%
Private Pension Fund	(0)	(0)	21.8%	(2)	(2)	21.8%
Depreciation and Amortization	(27)	(26)	2.5%	(109)	(106)	2.1%
Total	(17)	(26)	-33.7%	(89)	(106)	-16.0%

Equity Income

Equity Income (R$ Million)
	4Q19	4Q18	Var. %	2019	2018	Var. %
Projects
Barra Grande HPP	4	5	-9.0%	1	1	-5.2%
Campos Novos HPP	30	31	-1.3%	123	101	21.5%
Foz do Chapecó HPP	40	32	24.5%	141	127	10.8%
Epasa TPP	17	26	-32.7%	85	105	-19.6%
Total	92	93	-1.6%	350	335	4.4%

Note: Disclosure of interest in subsidiaries is made in accordance with IFRS 12 and CPC 45.

In 4Q19, the result of the Equity Income was R$ 92 million, a reduction of 1.6% (R$ 1 million).

Equity Income (R$ Million)
BARRA GRANDE	4Q19	4Q18	Var. %	2019	2018	Var. %

Net Revenue	23	24	-7.1%	72	80	-10.8%
Operating Costs / Expenses	(14)	(13)	6.9%	(50)	(54)	-6.0%
Deprec. / Amortization	(3)	(3)	1.3%	(13)	(13)	0.5%
Net Financial Result	(1)	(4)	-61.9%	(7)	(12)	-40.3%
Income Tax	(0)	(0)	16.5%	(0)	(0)	-8.5%
Net Income	4	5	-9.0%	1	1	-5.2%

Equity Income (R$ Million)
CAMPOS NOVOS	4Q19	4Q18	Var. %	2019	2018	Var. %

Net Revenue	81	78	3.8%	317	288	10.0%
Operating Costs / Expenses	(28)	(23)	21.8%	(94)	(92)	2.1%
Deprec. / Amortization	(6)	(6)	1.0%	(24)	(24)	-1.9%
Net Financial Result	(2)	(5)	-47.4%	(14)	(20)	-32.5%
Income Tax	(14)	(14)	3.2%	(62)	(49)	24.5%
Net Income	30	31	-1.3%	123	101	21.5%

Equity Income (R$ Million)
FOZ DO CHAPECO	4Q19	4Q18	Var. %	2019	2018	Var. %

Net Revenue	117	110	5.6%	450	441	2.0%
Operating Costs / Expenses	(25)	(25)	-2.1%	(100)	(98)	2.2%
Deprec. / Amortization	(16)	(13)	25.1%	(63)	(60)	5.4%
Net Financial Result	(17)	(21)	-19.6%	(75)	(90)	-16.1%
Income Tax	(19)	(17)	13.5%	(70)	(63)	10.1%
Net Income	40	32	24.5%	141	127	10.8%

Equity Income (R$ Million)
EPASA	4Q19	4Q18	Var. %	2019	2018	Var. %

Net Revenue	44	121	-63.1%	299	448	-33.3%
Operating Costs / Expenses	(17)	(83)	-78.9%	(18)	(300)	-93.9%
Deprec. / Amortization	(5)	(4)	5.4%	(19)	(18)	0.5%
Net Financial Result	(1)	(2)	-33.8%	(5)	(7)	-19.4%
Income Tax	(5)	(5)	-17.1%	(21)	(21)	0.6%
Net Income	17	26	-32.7%	85	105	-19.6%

The main factors that explain these variations:

Barra Grande:

In 4Q19, reduction of 7.1% in the net revenue due to CFURH reclassification, from Other Expenses to deduction of operating revenue, and lower PLD. This effect was partially offset by a reduction of 61.9% in the financial result, due to a reduction of expenses with UBP, favored by a lower IGP-M (0.67% in 4Q19 versus 2.49% in 4Q18).

In the year, the lower revenue offset the positive outcome with UBP.

Campos Novos:

In 4Q19, there was an increase of 3.8% in net revenue, especially due to contract readjustments, reduction of 47.4% in the financial result, because of fewer expenses with debt charges (lower CDI) and UBP (lower IGP-M). These effects were partially offset by higher costs with energy purchase.

In the year, the result was favored by the readjustment of the prices in contracts and due to the positive outcome of the financial result, which came from lower expenses with UBP and debt.

Foz do Chapecó:

In 4Q19, there was an increase of 5.6% in the net revenue, mainly due to the seasonality and improvement of 19.6% in the financial result, due to lower debt and expenses with UBP.

In the year, the outcome was favored mostly because of the financial result, due to the same reasons mentioned above.

Epasa:

In 4Q19 as well as in the year, there was lower volume of generation.

EBITDA

In 4Q19, the EBITDA was of R$ 331 million, an increase of 6.2% (R$ 19 million), largely explained by contracts readjustment, which was partially offset by GSF expenses.

In 2019, the EBITDA was of R$ 1.307 million, an increase of 2.7% (R$ 35 million), largely explained by contracts readjustment, Baesa agreement and variation on generated energy.

Conciliation of Net Income and EBITDA (R$ million)
	4Q19	4Q18	Var.	2019	2018	Var.
Net Income	239	234	2.0%	864	770	12.2%
Depreciation and Amortization	30	29	2.3%	119	117	1.9%
Financial Result	26	43	-39.4%	153	248	-38.5%
Income Tax /Social Contribution	36	5	584.5%	172	137	25.2%
EBITDA	331	312	6.2%	1,307	1,272	2.7%

Financial Result

Financial Result (IFRS - R$ Million)
	4Q19	4Q18	Var.	2019	2018	Var.
Financial Revenues	9	21	-55.1%	45	76	-40.2%
Financial Expenses	(36)	(64)	-44.5%	(198)	(324)	-38.9%
Financial Result	(26)	(43)	-39.4%	(153)	(248)	-38.5%

In 4Q19, the financial result was a net financial expense of R$ 26 million, a reduction of 39.4% (R$ 17 million) compared to 4Q18. This variation occurred because of lower expenses with net debt (R$ 25 million), partially offset by negative mark to market – cash effect (R$ 3 million) and others (R$ 4 million).

In 2019, the financial result was a net financial expense of R$ 153 million, which represents a reduction of 38.5% (R$ 96 million) compared to 2018. The main factors were lower expenses with net debt (R$ 72 million), higher expenses with zero-cost collar derivative3 (R$ 25 million) and higher mark-to-market (R$ 4 million), partially offset by other items (R$ 6 million).

Net Income

In 4Q19, the net income was of R$ 239 million, an increase of 1.9% (R$ 5 million).

In 2019, the net income was of R$ 863 million, an increase of 12.1% (R$ 93 million).

³In 2015, the subsidiary CPFL Geração contracted US$ put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. This operation does not involve any kind of speculation, inasmuch as it is aimed to minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale  agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the scenario was favorable to this operation regarding this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there was no initial cost.

5.4) CPFL Renováveis

Economic-Financial Performance

Consolidated Income Statement - CPFL RENOVÁVEIS (R$ Million)
	4Q19	4Q18	Var.	2019	2018	Var.
Gross Operating Revenue	621	545	13.9%	2,043	2,044	-0.1%
Net Operating Revenue	583	516	13.1%	1,928	1,936	-0.4%
Cost of Electric Power	(94)	(59)	59.8%	(320)	(320)	-0.2%
Operating Costs & Expenses	(275)	(314)	-12.5%	(1,051)	(1,030)	2.0%
EBIT	215	143	49.9%	558	586	-4.8%
EBITDA[1]	376	298	26.1%	1,204	1,209	-0.4%
Financial Income (Expense)	(88)	(129)	-31.9%	(404)	(504)	-19.9%
Income Before Taxes	127	14	812.5%	154	82	89.1%
Net Income	115	107	7.3%	107	119	-9.9%

Note:

(1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Operating Revenue

In 4Q19, Gross Operating Revenue reached R$ 621 million, representing an increase of 13.9% (R$ 76 million). Net Operating Revenue reached R$ 583 million, representing an increase of 13.1% (R$ 67 million). These variations are mainly explained by the following factors:

Wind Source and Holding Company:

•        Increase of R$ 50 million in revenue from wind farms and the Holding Company, mainly due to: (i) the higher generation of wind complexes (R$ 26 million); and (ii) hedge operations settled at the PLD price (R$ 15 million).

SHPPs Source:

•        Increase of R$ 18 million in revenue from SHPPs, mainly due to the different strategy of seasonal adjustment of physical guarantee in the agreements between the periods and the adjustments in agreements.

Biomass Source:

•        Biomass revenue remained practically stable between the periods.

In 2019, Gross Operating Revenue reached R$ 2,043 million, representing a reduction of 0.1% (R$ 1 million). Net Operating Revenue reached R$ 1,928 million, representing a reduction of 0.4% (R$ 8 million). These variations are mainly explained by the following factors:

Wind Source and Holding Company:

•        Reduction of R$ 75 million in revenue from wind farms and the Holding Company, mainly due to: (i) lower generation of wind complexes (R$ 70 million); and (ii) the difference in the price of energy sold in the new energy auction through the Surplus and Deficit Offset Mechanism (MCSD), since the energy no longer contracted in 2018 was sold in the free market at a price higher than the contract price in the regulated market in 2019 (R$ 48 million). These items were partially offset by hedge operations settled at the PLD price (R$ 31 million).

SHPPs Source:

•        Increase of R$ 63 million in revenue from SHPPs, mainly due to the different strategy of seasonal adjustment of physical guarantee in the agreements between the periods, the GSF exposure and the adjustments in agreements.

Biomass Source:

•        Increase of R$ 3 million in biomass revenue due to the higher generation at some plants (R$ 16 million), partially offset by the strategy of contract seasonalization - lower in 2019 (R$ 14 million).

Cost of Electric Power

Cost of Electric Energy (R$ Million)
	4Q19	4Q18	Var.	2019	2018	Var.
Cost of Electric Power Purchased for Resale	(67)	(34)	99.7%	(219)	(231)	-5.2%
Charges for the Use of the Transmission and Distribution System	(27)	(25)	6.2%	(101)	(89)	12.7%
Financial Result	(94)	(59)	59.8%	(320)	(320)	-0.2%

In 4Q19, Cost of Electric Energy totaled R$ 94 million, representing an increase of 59.8% (R$ 35 million). In 2019, Cost of Electric Energy totaled R$ 320 million, a reduction of 0.2% (R$ 1 million).

Energy purchase cost totaled R$ 67 million in 4Q19, an increase of 99.7% (R$ 34 million), mainly due to the higher energy volume purchased for hedge operations. In 2019, energy purchase cost totaled R$ 219 million, a reduction of 5.2% (R$ 12 million), mainly due to the lower energy volume purchased for hedge operations and energy deficits at wind farms that participated in the MCSD due to flat seasonality in 2018.

Cost of charges for the use of the system totaled R$ 27 million in 4Q19, an increase of 6.2% (R$ 2 million), mainly due to the price adjustments in connection charges, as well as the distribution and transmission system use and connection tariffs. In 2019, cost of charges for the use of the system totaled R$ 101 million, an increase of 12.7% (R$ 11 million), mainly due to: (i) price adjustment in connection charges, as well as the distribution and transmission system use and connection tariffs; and (ii) the positive effect of the recovery of PIS and Cofins credits in 2Q18 (extraordinary item).

Operating Costs and Expenses

Operating Costs and Expenses reached R$ 275 million in 4Q19, compared to R$ 314 million in 4Q18, representing a reduction of 12.5% (R$ 39 million). In 2019, Operating Costs and Expenses reached R$ 1,051 million, compared to R$ 1,030 million in 2018, representing an increase of 2.0% (R$ 20 million). The factors that explain these variations follow:

PMSO

Reported PMSO (R$ million)
	4Q19	4Q18	Variation		2019	2018	Variação
			R$ MM	%			R$ MM	%
Reported PMSO
Personnel	(30)	(26)	(4)	14.7%	(115)	(102)	(13)	12.3%
Material	(7)	(6)	(2)	31.2%	(21)	(26)	6	-21.3%
Outsourced Services	(55)	(48)	(7)	13.8%	(203)	(169)	(34)	20.0%
Other Operating Costs/Expenses	(21)	(79)	58	-73.6%	(66)	(109)	43	-39.6%
Total Reported PMSO	(113)	(159)	46	-28.7%	(405)	(407)	2	-0.6%

The PMSO item reached R$ 113 million in 4Q19, compared to R$ 159 million in 4Q18, a reduction of 28.7% (R$ 46 million), mainly due to:

(i)        reduction in provisions for losses and assets write-off in 4Q19 in relation to 4Q18, in the amount of R$ 60 million; the write-off and provision for loss of project assets is due to the uncertainty of investments;

Partially offset by:

(ii)       increase of expenses in the process of integration with CPFL Energia, in the amount of R$ 4 million (extraordinary item);

(iii)      price adjustment on agreements with O&M suppliers of wind turbines at Campo dos Ventos and São Benedito wind complexes, after the end of the partial grace period in the initial years of operation, in the amount of R$ 3 million (extraordinary item).

In 2019, the PMSO item reached R$ 405 million, compared to R$ 407 million in 2018, a reduction of 0.6% (R$ 2 million).

Other operating costs and expenses

Other operating costs and expenses, represented by Depreciation and Amortization accounts, reached R$ 162 million in 4Q19, increase of 4.2% (R$ 7 million). In 2019, other operating costs and expenses reached R$ 646 million, an increase of 3.6% (R$ 23 million). These increases are mainly explained by the operational startup of Boa Vista II SHPP, in November 2018.

EBITDA

In 4Q19, EBITDA was of R$ 376 million, compared to R$ 298 million in 4Q18, an increase of 26.1% (R$ 78 million). This result is mainly due to: (i) the reduction in provisions for losses and write-off of assets in 2019 in relation to 2018 (R$ 60 million); and (ii) the higher generation from the wind farms (R$ 28 million). These items were partially offset by the increase of expenses in the process of integration with CPFL Energia (R$ 4 million) (extraordinary item) and the price adjustment on agreements with O&M suppliers of wind turbines at Campo dos Ventos and São Benedito wind complexes (R$ 3 million) (extraordinary item).

In 2019, EBITDA was of R$ 1,204 million, compared to R$ 1,209 million in 2018, a reduction of 0.4% (R$ 5 million). This result is mainly due to the lower generation from the wind farms/MCSD (R$ 93 million); partially offsetting: (i) GSF exposure (R$ 35 million), (ii) strategy of seasonal adjustment of physical guarantee in the agreements (R$ 20 million) and (iii) Boa Vista II SHPP - energy ballast (R$ 32 million).

EBITDA and Net Income conciliation (R$ million)
	4Q19	4Q18	Var.	2019	2018	Var.
Net Income	115	107	7.3%	107	119	-9.9%
De preciation and Amortization	162	155	4.2%	646	623	3.6%
Financial Result	88	129	-31.9%	404	504	-19.9%
Income Tax / Social Contribution	12	(93)	-	47	(37)	-
EBITDA	376	298	26.1%	1,204	1,209	-0.4%

Financial Result

Financial Result (R$ Million)
	4Q19	4Q18	Var.	2019	2018	Var.
Revenues	31	37	-15.6%	173	132	31.1%
Expenses	(119)	(166)	-28.2%	(576)	(636)	-9.4%
Financial Result	(88)	(129)	-31.9%	(404)	(504)	-19.9%

In 4Q19, net financial result registered a net financial expense of R$ 88 million, a reduction of 31.9% (R$ 41 million). This variation is basically explained by the reductions: (i) of 27.7% (R$ 31 million) in expenses with the net debt (debt charges, net of income from financial investments), due to the reduction in interest rates (CDI and TJLP) and lower indebtedness; and (ii) of 60.8% (R$ 10 million) in other effects.

In 2019, net financial result registered a net financial expense of R$ 404 million, a reduction of 19.9% (R$ 100 million). This variation is basically explained by the reductions: (i) of 16.1% (R$ 71 million) in expenses with the net debt, due to the reduction in interest rates (CDI and TJLP) and lower indebtedness; and (ii) of 47.4% (R$ 29 million) in other effects.

Income Tax and Social Contribution

CPFL Renováveis adopts the presumed income method to calculate income tax and social contribution of its operational subsidiaries, excluding the SPCs Boa Vista 2, Pedra Cheirosa I and II, Desa Morro dos Ventos II, Mata Velha and Solar 1, which adopt the taxable income regime.

In order to seek greater operating efficiency and simplify the organizational structure, in August 2018, approval was given to the merger with the Company of the direct subsidiary SIIF Energies do Brasil Ltda. and the indirect subsidiaries SIIF Desenvolvimento de Projetos de Energia Eólica Ltda., Eólica Icaraizinho Geração e Comercialização de Energia S.A. and Eólica Formosa Geração e Comercialização de Energia S.A. Furthermore, in November 2018, approval was given to the merger with the Company of the direct subsidiary T-15 Energia S.A. and the indirect subsidiaries PCH Participações S.A., BVP S.A. and BVP Geradora de Energia S.A.

In light of the corporate restructuring conducted by CPFL Renováveis, as mentioned in the paragraph above, and in accordance with CPC 32 – Taxes on Profit and CVM Instruction 371/2002 - article 2, the Company assessed the recognition of deferred tax asset related to tax losses and the social contribution tax loss carryforwards in previous years.

This assessment included a technical study using the Company’s multiyear budget, which concluded that with the results of the companies merged with CPFL Renováveis (parent company), in which the Company did not hold operating assets, the Company will obtain taxable profit in the next 10 years (starting 2023) and will use accrued tax losses, which enable it to record the deferred tax credits.

Based on a study conducted and on expected realization, on December 31, 2018, deferred tax assets were recorded under non-current assets in the amount of R$ 87 million, of which R$ 64 million related to income tax and R$ 23 million to social contribution on tax losses and social contribution tax loss carryforwards of previous years.

Furthermore, R$ 6 million were also recognized, of which R$ 4 million for income tax and R$ 2 million for social contribution, related to provisions for future realization.

With the recognition of taxable credits, income tax and social contribution was positive at R$ 93 million in 4Q18, compared to an expense of R$ 12 million in 4Q19. In 2018, the effect was a positive R$ 37 million, compared to an expense of R$ 47 million in 2019.

Net Income

In 4Q19, net income was of R$ 115 million, compared to the net income of R$ 107 million in 4Q18, an increase of 7.3% (R$ 8 million). This performance reflects the improvement in EBITDA and financial result, partially offset by the worsening of the income tax and social contribution item.

In 2019, net income was of R$ 107 million, compared to the net income of R$ 119 million in 2018, a reduction of 9.9% (R$ 12 million). This performance reflects the worsening of the EBITDA, depreciation and amortization, and the income tax and social contribution item, partially offset by the improvement in financial result.

6) ATTACHMENTS

6.1) Balance Sheet - Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	12/31/2019	12/31/2018

CURRENT
Cash and Cash Equivalents	1,937,163	1,891,457
Bonds and securities	851,004	-
Consumers, Concessionaries and Licensees	4,985,578	4,547,951
Dividend and Interest on Equity	100,297	100,182
Recoverable Taxes	419,126	411,256
Derivatives	281,326	309,484
Sectoral Financial Assets	1,093,588	1,330,981
Concession Financial Assets	-	-
Contractual Assets	24,387	23,535
Other assets	648,161	787,470
TOTAL CURRENT	10,340,630	9,402,316

NON-CURRENT
Consumers, Concessionaries and Licensees	713,068	752,795
Judicial Deposits	757,370	854,374
Recoverable Taxes	472,123	253,691
Sectoral Financial Assets	2,748	223,880
Derivatives	369,767	347,507
Deferred Taxes	1,064,716	956,380
Concession Financial Assets	8,779,717	7,430,149
Investments at Cost	116,654	116,654
Other assets	736,019	927,440
Investments	997,997	980,362
Property, Plant and Equipment	9,083,710	9,456,614
Contractual Assets	1,322,822	1,046,433
Intangible Assets	9,320,953	9,462,935
TOTAL NON-CURRENT	33,737,664	32,809,214

TOTAL ASSETS	44,078,293	42,211,530

6.2) Balance Sheet - Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2019	12/31/2018

CURRENT
Trade payables	3,260,180	2,398,085
Borrowings	2,776,193	2,446,113
Debentures	682,582	917,352
Private pension plan	224,851	86,623
Regulatory liabilities	232,251	150,656
Taxes, Fees and Contributions	960,497	765,438
Dividends	668,859	532,608
Estimated payroll	125,057	119,252
Derivatives	29,400	8,139
Sectoral Financial Liabilities	-	-
Use of public asset	11,771	11,570
Other payables	1,094,269	979,296
TOTAL CURRENT	10,065,908	8,415,132

NON-CURRENT
Trade payables	359,944	333,036
Borrowings	7,587,102	8,989,846
Debentures	7,863,696	8,023,493
Private pension plan	2,153,327	1,156,639
Taxes, Fees and Contributions	157,003	9,691
Deferred tax liabilities	1,048,069	1,136,227
Provision for tax, civil and labor risks	600,775	979,360
Derivatives	6,157	23,659
Sectoral financial liabilities	102,561	46,703
Use of public asset	91,181	89,965
Other payables	759,331	475,396
TOTAL NON-CURRENT	20,729,147	21,264,015

SHAREHOLDERS' EQUITY
Issued capital	9,388,081	5,741,284
Capital Reserves	(1,640,962)	469,257
Legal Reserve	900,992	900,992
Statutory reserve - working capital improvement	4,046,305	3,527,510
Dividend	1,433,295	-
Accumulated comprehensive income	(1,268,465)	(376,294)
Retained earnings	135,134	-
	12,994,381	10,262,749
Equity attributable to noncontrolling interests	288,857	2,269,634
TOTAL SHAREHOLDERS' EQUITY	13,283,238	12,532,383

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	44,078,294	42,211,530

6.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	4Q19	4Q18	Variation	2019	2018	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	8,548,336	7,892,531	8.3%	31,761,628	29,021,436	9.4%
Electricity Sales to Distributors	1,646,031	1,308,572	25.8%	6,102,761	5,452,488	11.9%
Revenue from building the infrastructure	599,554	568,769	5.4%	2,087,995	1,772,222	17.8%
Update of concession's financial asset	44,632	42,517	5.0%	280,632	345,015	-18.7%
Sectorial financial assets and liabilities	(537,914)	(734,837)	-26.8%	(602,461)	1,207,917	-
Other Operating Revenues	1,451,865	1,235,989	17.5%	5,378,583	4,827,178	11.4%
	11,752,504	10,313,541	14.0%	45,009,138	42,626,257	5.6%

DEDUCTIONS FROM OPERATING REVENUES	(3,730,263)	(3,627,219)	2.8%	(15,076,664)	(14,489,630)	4.1%
NET OPERATING REVENUES	8,022,241	6,686,322	20.0%	29,932,474	28,136,627	6.4%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(4,197,452)	(3,299,523)	27.2%	(15,906,742)	(15,466,265)	2.8%
Electricity Network Usage Charges	(641,767)	(585,423)	9.6%	(2,464,254)	(2,371,901)	3.9%
	(4,839,219)	(3,884,946)	24.6%	(18,370,996)	(17,838,165)	3.0%
OPERATING COSTS AND EXPENSES
Personnel	(403,080)	(380,253)	6.0%	(1,480,549)	(1,414,475)	4.7%
Material	(75,284)	(70,043)	7.5%	(279,288)	(258,079)	8.2%
Outsourced Services	(199,469)	(193,190)	3.3%	(714,884)	(691,754)	3.3%
Other Operating Costs/Expenses	(230,613)	(306,268)	-24.7%	(843,593)	(769,552)	9.6%
Allowance for Doubtful Accounts	(38,558)	(55,522)	-30.6%	(233,424)	(169,259)	37.9%
Legal and judicial expenses	(46,340)	(74,083)	-37.4%	(172,495)	(186,686)	-7.6%
Others	(145,715)	(176,663)	-17.5%	(437,674)	(413,607)	5.8%
Cost of building the infrastructure	(598,641)	(568,757)	5.3%	(2,086,057)	(1,772,162)	17.7%
Employee Pension Plans	(27,281)	(22,477)	21.4%	(112,603)	(89,909)	25.2%
Depreciation and Amortization	(394,091)	(329,675)	19.5%	(1,423,972)	(1,307,207)	8.9%
Amortization of Concession's Intangible	(56,431)	(72,736)	-22.4%	(257,082)	(286,858)	-10.4%
	(1,984,890)	(1,943,400)	2.1%	(7,198,028)	(6,589,995)	9.2%

EBITDA[1]	1,740,549	1,353,748	28.6%	6,394,173	5,637,308	13.4%

INCOME FROM ELECTRIC ENERGY SERVICE	1,198,132	857,976	39.6%	4,363,450	3,708,467	17.7%

FINANCIAL REVENUES (EXPENSES)
Financial Revenues	185,513	183,596	1.0%	903,575	762,413	18.5%
Financial Expenses	(348,039)	(454,118)	-23.4%	(1,629,822)	(1,865,100)	-12.6%
	(162,525)	(270,521)	-39.9%	(726,247)	(1,102,687)	-34.1%

EQUITY ACCOUNTING
Equity Accounting	91,895	93,361	-1.6%	349,669	334,777	4.4%
Assets Surplus Value Amortization	(145)	(145)	0.0%	(579)	(579)	0.0%
	91,750	93,216	-1.6%	349,090	334,198	4.5%

INCOME BEFORE TAXES	1,127,357	680,671	65.6%	3,986,293	2,939,977	35.6%

Social Contribution	(75,821)	(6,203)	1122.3%	(336,610)	(213,673)	57.5%
Income Tax	(195,009)	(4,277)	4460.0%	(901,386)	(560,310)	60.9%

NET INCOME	856,527	670,191	27.8%	2,748,296	2,165,995	26.9%
Controlling Shareholders' Interest	841,635	604,816	39.2%	2,702,671	2,058,040	31.3%
Non-Controlling Shareholders' Interest	14,891	65,375	-77.2%	45,625	107,954	-57.7%

Note:

(1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

6.4) Income Statement by business segment

 (R$ thousands)

Income Statement by business segment - CPFL Energia (R$ million)
	Distribution	Conventional Generation	Renewable Generation	Commerciali-zation	Services	Others	Eliminations	Total
4Q19
Net operating revenue	6,423	322	583	949	164	0	(419)	8,022
Operating costs and expenses	(5,426)	(83)	(207)	(926)	(132)	(19)	419	(6,373)
Depreciation e amortization	(230)	(30)	(162)	(6)	(8)	(16)	-	(451)
Income from electric energy service	768	210	215	17	23	(34)	-	1,198
Equity accounting	-	92	-	-	-	-	-	92
EBITDA	997	331	376	22	32	(19)	-	1,741
Financial result	(23)	(26)	(88)	(6)	1	(20)	-	(163)
Income (loss) before taxes	744	275	127	11	24	(54)	-	1,127
Income tax and social contribution	(137)	(36)	(12)	(3)	(4)	(79)	-	(271)
Net income (loss)	608	239	115	8	20	(133)	-	857

4Q18
Net operating revenue	5,160	285	516	963	153	-	(391)	6,686
Operating costs and expenses	(4,434)	(66)	(218)	(948)	(137)	(13)	391	(5,426)
Depreciation e amortization	(196)	(29)	(155)	(1)	(6)	(16)	-	(402)
Income from electric energy service	530	190	143	14	10	(29)	-	858
Equity accounting	-	93	-	-	-	-	-	93
EBITDA	726	312	298	14	16	(13)	-	1,354
Financial result	(61)	(43)	(129)	0	1	(38)	-	(271)
Income (loss) before taxes	469	240	14	14	11	(67)	-	681
Income tax and social contribution	42	(5)	93	(4)	(14)	(122)	-	(10)
Net income (loss)	511	234	107	10	(3)	(189)	-	670

Variation
Net operating revenue	24.5%	13.0%	13.1%	-1.5%	7.0%	-	7.2%	20.0%
Operating costs and expenses	22.4%	24.4%	-4.9%	-2.3%	-3.7%	39.6%	7.2%	17.5%
Depreciation e amortization	16.9%	2.8%	4.2%	910.8%	44.8%	0.4%	-	12.0%
Income from electric energy service	44.9%	10.6%	49.9%	21.5%	128.3%	18.4%	-	39.6%
Equity accounting	-	-1.4%	-	-	-	-	-	-1.4%
EBITDA	37.3%	6.2%	26.1%	55.6%	98.5%	39.6%	-	28.6%
Financial result	-61.8%	-39.4%	-31.9%	-2699.6%	-	-47.9%	-	-39.9%
Income (loss) before taxes	58.7%	14.9%	812.5%	-23.1%	124.8%	-19.0%	-	65.6%
Income tax and social contribution	-423.8%	584.5%	-112.7%	-25.2%	-71.0%	-	-	2484.3%
Net income (loss)	18.8%	2.0%	7.3%	-22.3%	-721.3%	-29.8%	-	27.8%

Income Statement by business segment - CPFL Energia (R$ million)
	Distribution	Conventional Generation	Renewable Generation	Commerciali-zation	Services	Others	Eliminations	Total
2019
Net operating revenue	24,260	1,213	1,928	3,491	614	2	(1,576)	29,932
Operating costs and expenses	(20,564)	(255)	(724)	(3,391)	(476)	(53)	1,576	(23,887)
Depreciation e amortization	(820)	(119)	(646)	(7)	(27)	(63)	-	(1,682)
Income from electric energy service	2,876	839	558	92	112	(113)	-	4,363
Equity accounting	-	350	-	-	-	-	-	350
EBITDA	3,696	1,307	1,204	99	138	(50)	-	6,394
Financial result	(197)	(153)	(404)	(23)	2	48	-	(726)
Income (loss) before taxes	2,679	1,035	154	70	114	(65)	-	3,986
Income tax and social contribution	(844)	(172)	(47)	(22)	(30)	(123)	-	(1,238)
Net income (loss)	1,835	864	107	47	83	(188)	-	2,748

2018
Net operating revenue	22,467	1,144	1,936	3,496	533	-	(1,441)	28,137
Operating costs and expenses	(19,463)	(207)	(728)	(3,400)	(438)	(39)	1,441	(22,834)
Depreciation e amortization	(767)	(116)	(623)	(2)	(23)	(63)	-	(1,594)
Income from electric energy service	2,237	821	586	94	73	(102)	-	3,708
Equity accounting	-	334	-	-	-	-	-	334
EBITDA	3,004	1,272	1,209	96	95	(39)	-	5,637
Financial result	(310)	(248)	(504)	(13)	(0)	(27)	-	(1,103)
Income (loss) before taxes	1,928	907	82	81	72	(129)	-	2,940
Income tax and social contribution	(495)	(137)	37	(28)	(30)	(122)	-	(774)
Net income (loss)	1,432	770	119	53	43	(251)	-	2,166

Variation
Net operating revenue	8.0%	6.0%	-0.4%	-0.2%	15.3%	-	9.4%	6.4%
Operating costs and expenses	5.7%	23.2%	-0.4%	-0.3%	8.7%	33.6%	9.4%	4.6%
Depreciation e amortization	7.0%	2.4%	3.6%	200.4%	17.7%	0.1%	-	5.5%
Income from electric energy service	28.5%	2.2%	-4.8%	-1.7%	54.1%	10.7%	-	17.7%
Equity accounting	-	4.6%	-	-	-	-	-	4.6%
EBITDA	23.0%	2.7%	-0.4%	3.2%	45.5%	27.7%	-	13.4%
Financial result	-36.3%	-38.5%	-19.9%	74.3%	-	-277.2%	-	-34.1%
Income (loss) before taxes	39.0%	14.1%	89.1%	-13.9%	56.8%	-49.8%	-	35.6%
Income tax and social contribution	70.5%	25.2%	-226.5%	-20.3%	2.8%	-	-	60.0%
Net income (loss)	28.1%	12.2%	-9.9%	-10.6%	94.0%	-25.3%	-	26.9%

6.5) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	4Q19	2019

Beginning Balance	3,231,732	1,891,457

Net Income Before Taxes	1,127,357	3,986,293

Depreciation and Amortization	450,522	1,681,053
Interest on Debts and Monetary and Foreign Exchange Restatements	210,089	919,820
Consumers, Concessionaries and Licensees	(28,804)	(631,078)
Sectoral Financial Assets	587,465	628,157
Accounts Receivable - Resources Provided by the CDE/CCEE	(13,041)	36,240
Suppliers	64,806	880,187
Sectoral Financial Liabilities	(49,552)	(25,696)
Accounts Payable - CDE	(32,664)	(20,187)
Interest on Debts and Debentures Paid	(325,758)	(1,132,480)
Income Tax and Social Contribution Paid	(194,358)	(963,806)
Others	94,478	422,440
	763,183	1,794,650

Total Operating Activities	1,890,540	5,780,943

Investment Activities
Purchases of Contract Asset, Property, Plant and Equipment and Intangible Assets	(672,207)	(2,254,449)
Others	(857,807)	(4,914,207)
Total Investment Activities	(1,530,014)	(7,168,656)

Financing Activities
Capital Increase of Noncontrolling Shareholder	(1,705)	3,622,305
Loans and Debentures	(417)	5,256,705
Principal Amortization of Loans and Debentures, Net of Derivatives	(1,160,525)	(6,917,354)
Dividend and Interest on Equity Paid	(492,448)	(528,248)
Others	-	12
Total Financing Activities	(1,655,094)	1,433,420

Cash Flow Generation	(1,294,568)	45,707

Ending Balance - 12/31/2019	1,937,164	1,937,164

6.6) Income Statement – Conventional Generation Segment

(R$ thousands)

Conventional Generation
	4Q19	4Q18	Var.	2019	2018	Var.
OPERATING REVENUE
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	324,670	301,379	7.7%	1,244,821	1,199,674	3.8%
Revenue from construction of concession infrastructure	9,942	318	3028.2%	21,172	1,635	1195.2%
Other Operating Revenues	24,320	13,918	74.7%	83,705	74,704	12.0%
	358,932	315,615	13.7%	1,349,698	1,276,013	5.8%

DEDUCTIONS FROM OPERATING REVENUE	(36,813)	(30,646)	20.1%	(136,817)	(131,634)	3.9%
NET OPERATING REVENUE	322,119	284,969	13.0%	1,212,881	1,144,379	6.0%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(35,343)	(29,411)	20.2%	(105,033)	(76,697)	36.9%
Eletricity Network Usage Charges	(7,175)	(5,385)	33.2%	(28,002)	(25,724)	8.9%
	(42,518)	(34,796)	22.2%	(133,035)	(102,421)	29.9%
OPERATING COSTS AND EXPENSES
Personnel	(11,596)	(9,467)	22.5%	(38,357)	(35,366)	8.5%
Material	(700)	(854)	-18.0%	(3,421)	(2,987)	14.5%
Outsourced Services	(9,513)	(8,326)	14.3%	(28,100)	(22,535)	24.7%
Other Operating Costs/Expenses	(8,880)	(12,212)	-27.3%	(31,505)	(40,590)	-22.4%
Costs of infrastructure construction	(9,029)	(306)	2848.6%	(19,234)	(1,575)	1121.2%
Employee Pension Plans	(473)	(388)	21.8%	(1,892)	(1,553)	21.8%
Depreciation and Amortization	(26,925)	(26,263)	2.5%	(108,606)	(106,406)	2.1%
Amortization of Concession's Intangible	(2,492)	(2,492)	0.0%	(9,966)	(9,966)	0.0%
	(69,608)	(60,308)	15.4%	(241,082)	(220,979)	9.1%

EBITDA1	331,305	311,979	6.2%	1,307,007	1,272,128	2.7%

EBIT	209,993	189,864	10.6%	838,765	820,979	2.2%

FINANCIAL INCOME (EXPENSE)
Financial Income	9,398	20,945	-55.1%	45,323	75,844	-40.2%
Financial Expenses	(35,684)	(64,297)	-44.5%	(197,998)	(324,121)	-38.9%
Interest on Equity	-	-	-	-	-	-
	(26,287)	(43,352)	-39.4%	(152,674)	(248,277)	-38.5%

EQUITY ACCOUNTING
Equity Accounting	91,895	93,361	-1.6%	349,669	334,777	4.4%
Assets Surplus Value Amortization	(145)	(145)	0.0%	(579)	(579)	0.0%
	91,750	93,216	-1.6%	349,090	334,198	4.5%

INCOME BEFORE TAXES ON INCOME	275,457	239,728	14.9%	1,035,180	906,899	14.1%

Social Contribution	(9,894)	(1,840)	-	(45,993)	(37,009)	24.3%
Income Tax	(26,469)	(3,473)	-	(125,601)	(100,079)	25.5%

NET INCOME	239,094	234,415	2.0%	863,586	769,810	12.2%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

6.7) Income Statement – CPFL Renováveis

(R$ thousands)

Consolidated
	4Q19	4Q18	Variation	2019	2018	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	5,600	5,175	8.2%	22,188	21,417	3.6%
Electricity Sales to Distributors	613,035	536,725	14.2%	2,014,838	2,015,036	0.0%
Other Operating Revenues	2,328	3,159	-26.3%	5,927	7,949	-25.4%
	620,963	545,058	13.9%	2,042,952	2,044,403	-0.1%

DEDUCTIONS FROM OPERATING REVENUES	(37,494)	(28,975)	29.4%	(114,941)	(108,084)	6.3%
NET OPERATING REVENUES	583,469	516,084	13.1%	1,928,011	1,936,319	-0.4%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(67,175)	(33,642)	99.7%	(218,927)	(230,979)	-5.2%
Electricity Network Usage Charges	(26,564)	(25,022)	6.2%	(100,707)	(89,368)	12.7%
	(93,739)	(58,664)	59.8%	(319,634)	(320,346)	-0.2%
OPERATING COSTS AND EXPENSES
Personnel	(30,207)	(26,341)	14.7%	(114,871)	(102,269)	12.3%
Material	(7,321)	(5,579)	31.2%	(20,636)	(26,215)	-21.3%
Outsourced Services	(54,989)	(48,300)	13.8%	(203,197)	(169,295)	20.0%
Other Operating Costs/Expenses	(20,806)	(78,775)	-73.6%	(66,142)	(109,432)	-39.6%
Depreciation and Amortization	(121,962)	(114,803)	6.2%	(486,495)	(465,459)	4.5%
Amortization of Concession's Intangible	(39,807)	(40,433)	-1.5%	(159,227)	(157,647)	1.0%
	(275,092)	(314,231)	-12.5%	(1,050,567)	(1,030,317)	2.0%

EBITDA[1]	376,408	298,425	26.1%	1,203,532	1,208,761	-0.4%

INCOME FROM ELECTRIC ENERGY SERVICE	214,638	143,189	49.9%	557,810	585,655	-4.8%

FINANCIAL REVENUES (EXPENSES)
Financial Revenues	31,288	37,084	-15.6%	172,658	131,694	31.1%
Financial Expenses	(119,421)	(166,410)	-28.2%	(576,292)	(635,820)	-9.4%
	(88,134)	(129,326)	-31.9%	(403,634)	(504,125)	-19.9%

INCOME BEFORE TAXES ON INCOME	126,505	13,863	812.5%	154,176	81,530	89.1%

Social Contribution	(5,114)	21,694	-	(17,836)	1,647	-
Income Tax	(6,732)	71,263	-	(29,316)	35,629	-

NET INCOME	114,658	106,820	7.3%	107,024	118,805	-9.9%

Note:

(1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

6.8) Income Statement – Distribution Segment

(R$ thousand)

Consolidated
	4Q19	4Q18	Variation	2019	2018	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	7,972,897	7,375,245	8.1%	29,588,296	27,076,283	9.3%
Electricity Sales to Distributors	501,820	161,915	209.9%	2,160,766	1,250,487	72.8%
Revenue from building the infrastructure	589,612	568,451	3.7%	2,066,823	1,770,587	16.7%
Adjustments to the concession´s financial asset	44,632	42,517	5.0%	280,632	345,015	-18.7%
Sectoral financial assets and liabilities	(537,914)	(734,837)	-26.8%	(602,461)	1,207,917	-
Other Operating Revenues	1,392,144	1,199,249	16.1%	5,162,016	4,660,027	10.8%
	9,963,191	8,612,541	15.7%	38,656,072	36,310,317	6.5%

DEDUCTIONS FROM OPERATING REVENUE	(3,539,759)	(3,452,128)	2.5%	(14,395,775)	(13,842,999)	4.0%
NET OPERATING REVENUE	6,423,433	5,160,413	24.5%	24,260,297	22,467,318	8.0%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(3,456,104)	(2,542,474)	35.9%	(13,260,342)	(12,738,247)	4.1%
Electricity Network Usage Charges	(614,959)	(561,922)	9.4%	(2,363,146)	(2,284,056)	3.5%
	(4,071,063)	(3,104,396)	31.1%	(15,623,488)	(15,022,304)	4.0%
OPERATING COSTS AND EXPENSES
Personnel	(257,998)	(245,253)	5.2%	(961,956)	(925,513)	3.9%
Material	(43,546)	(45,985)	-5.3%	(180,219)	(170,223)	5.9%
Outsourced Services	(233,498)	(239,364)	-2.5%	(871,707)	(866,273)	0.6%
Other Operating Costs/Expenses	(203,533)	(208,546)	-2.4%	(749,378)	(619,831)	20.9%
Allowance for Doubtful Accounts	(39,538)	(50,152)	-21.2%	(233,077)	(165,942)	40.5%
Legal and Judicial Expenses	(44,356)	(66,664)	-33.5%	(166,230)	(178,680)	-7.0%
Others	(119,639)	(91,730)	30.4%	(349,761)	(275,208)	27.1%
Cost of building the infrastructure	(589,612)	(568,451)	3.7%	(2,066,823)	(1,770,587)	16.7%
Employee Pension Plans	(26,808)	(22,089)	21.4%	(110,711)	(88,356)	25.3%
Depreciation and Amortization	(215,575)	(182,302)	18.3%	(763,675)	(710,265)	7.5%
Amortization of Concession's Intangible	(14,133)	(14,133)	0.0%	(56,531)	(56,531)	0.0%
	(1,584,704)	(1,526,123)	3.8%	(5,760,999)	(5,207,579)	10.6%

EBITDA[1]	997,374	726,329	37.3%	3,696,016	3,004,231	23.0%

EBIT	767,666	529,894	44.9%	2,875,809	2,237,434	28.5%

FINANCIAL INCOME (EXPENSE)
Financial Income	162,873	161,151	1.1%	624,459	574,685	8.7%
Financial Expenses	(186,131)	(222,015)	-16.2%	(821,739)	(884,583)	-7.1%
Interest on Equity
	(23,258)	(60,865)	-61.8%	(197,280)	(309,898)	-36.3%

INCOME BEFORE TAXES ON INCOME	744,408	469,030	58.7%	2,678,529	1,927,537	39.0%

Social Contribution	(38,376)	11,181	-443.2%	(228,113)	(132,166)	72.6%
Income Tax	(98,448)	31,080	-416.8%	(615,841)	(362,954)	69.7%

NET INCOME	607,584	511,291	18.8%	1,834,575	1,432,416	28.1%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

6.9) Economic-Financial performance by Distributor

(R$ thousand)

CPFL PAULISTA
	4Q19	4Q18	Var.	2019	2018	Var.
Gross Operating Revenue	4,492,218	3,766,229	19.3%	16,936,198	15,817,680	7.1%
Net Operating Revenue	2,894,225	2,279,888	26.9%	10,730,696	9,892,570	8.5%
Cost of Electric Power	(1,893,801)	(1,424,800)	32.9%	(7,136,199)	(6,769,557)	5.4%
Operating Costs & Expenses	(633,996)	(587,291)	8.0%	(2,319,714)	(2,094,084)	10.8%
EBIT	366,429	267,797	36.8%	1,274,783	1,028,929	23.9%
EBITDA(1)	445,439	329,913	35.0%	1,551,519	1,287,003	20.6%
Financial Income (Expense)	418	(12,986)	-103.2%	(46,933)	(76,911)	-39.0%
Income Before Taxes	366,847	254,810	44.0%	1,227,851	952,019	29.0%
Net Income	284,447	205,770	38.2%	837,604	649,516	29.0%

CPFL PIRATININGA
	4Q19	4Q18	Var.	2019	2018	Var.
Gross Operating Revenue	1,731,342	1,516,438	14.2%	7,027,117	6,446,884	9.0%
Net Operating Revenue	1,121,650	870,372	28.9%	4,345,303	3,879,542	12.0%
Cost of Electric Power	(784,363)	(550,150)	42.6%	(3,019,013)	(2,725,556)	10.8%
Operating Costs & Expenses	(222,006)	(249,635)	-11.1%	(872,627)	(831,908)	4.9%
EBIT	115,281	70,587	63.3%	453,663	322,078	40.9%
EBITDA(1)	147,290	96,237	53.0%	568,076	422,308	34.5%
Financial Income (Expense)	(3,255)	(8,469)	-61.6%	(30,928)	(48,548)	-36.3%
Income Before Taxes	112,026	62,118	80.3%	422,734	273,530	54.5%
Net Income	86,014	50,551	70.2%	281,634	182,654	54.2%

RGE
	4Q19	4Q18	Var.	2019	2018	Var.
Gross Operating Revenue	3,295,901	2,931,138	12.4%	12,936,555	12,364,980	4.6%
Net Operating Revenue	2,091,397	1,750,031	19.5%	7,963,590	7,590,040	4.9%
Cost of Electric Power	(1,211,213)	(979,140)	23.7%	(4,771,167)	(4,852,886)	-1.7%
Operating Costs & Expenses	(619,464)	(607,024)	2.0%	(2,202,233)	(1,979,630)	11.2%
EBIT	260,721	163,868	59.1%	990,189	757,524	30.7%
EBITDA(1)	365,279	260,783	40.1%	1,368,431	1,120,578	22.1%
Financial Income (Expense)	(18,884)	(37,948)	-50.2%	(108,863)	(170,424)	-36.1%
Income Before Taxes	241,837	125,920	92.1%	881,327	587,100	50.1%
Net Income	213,956	231,437	-7.6%	614,109	519,055	18.3%

CPFL SANTA CRUZ
	4Q19	4Q18	Var.	2019	2018	Var.
Gross Operating Revenue	443,730	398,737	11.3%	1,756,202	1,680,773	4.5%
Net Operating Revenue	316,160	260,122	21.5%	1,220,707	1,105,165	10.5%
Cost of Electric Power	(181,687)	(150,306)	20.9%	(697,109)	(674,305)	3.4%
Operating Costs & Expenses	(109,239)	(82,173)	32.9%	(366,425)	(301,957)	21.3%
EBIT	25,234	27,642	-8.7%	157,174	128,904	21.9%
EBITDA(1)	39,366	39,395	-0.1%	207,989	174,341	19.3%
Financial Income (Expense)	(1,537)	(1,461)	5.2%	(10,556)	(14,015)	-24.7%
Income Before Taxes	23,698	26,181	-9.5%	146,618	114,888	27.6%
Net Income	23,166	23,533	-1.6%	101,228	81,191	24.7%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

6.10) Sales within the Concession Area by Distributor

(In GWh)

CPFL Paulista
	4Q19	4Q18	Var.	2019	2018	Var.
Residential	2,679	2,458	9.0%	9,888	9,426	4.9%
Industrial	2,904	2,867	1.3%	11,034	11,057	-0.2%
Commercial	1,600	1,474	8.6%	5,854	5,596	4.6%
Others	1,250	1,139	9.8%	4,593	4,488	2.3%
Total	8,434	7,938	6.2%	31,369	30,568	2.6%

CPFL Piratininga
	4Q19	4Q18	Var.	2019	2018	Var.
Residential	1,011	973	3.9%	4,027	3,905	3.1%
Industrial	1,574	1,616	-2.6%	6,148	6,542	-6.0%
Commercial	672	628	7.2%	2,576	2,464	4.6%
Others	338	327	3.3%	1,307	1,229	6.3%
Total	3,596	3,544	1.4%	14,058	14,140	-0.6%

RGE
	4Q19	4Q18	Var.	2019	2018	Var.
Residential	1,410	1,334	5.7%	5,605	5,487	2.2%
Industrial	1,629	1,619	0.6%	6,419	6,420	0.0%
Commercial	659	647	1.9%	2,618	2,635	-0.6%
Others	1,193	1,199	-0.5%	4,926	5,087	-3.2%
Total	4,891	4,798	1.9%	19,568	19,629	-0.3%

CPFL Santa Cruz
	4Q19	4Q18	Var.	2019	2018	Var.
Residential	218	205	6.3%	836	800	4.5%
Industrial	285	269	5.9%	1,082	1,004	7.8%
Commercial	100	92	7.6%	375	353	6.2%
Others	212	179	18.3%	768	719	6.7%
Total	814	745	9.2%	3,061	2,876	6.4%

6.11) Sales to the Captive Market by Distributor

(in GWh)

CPFL Paulista
	4Q19	4Q18	Var.	2019	2018	Var.
Residential	2,679	2,458	9.0%	9,888	9,426	4.9%
Industrial	652	663	-1.6%	2,420	2,548	-5.0%
Commercial	1,195	1,114	7.3%	4,325	4,210	2.7%
Others	1,194	1,109	7.7%	4,397	4,356	0.9%
Total	5,721	5,344	7.1%	21,030	20,540	2.4%

CPFL Piratininga
	4Q19	4Q18	Var.	2019	2018	Var.
Residential	1,011	973	3.9%	4,027	3,905	3.1%
Industrial	258	286	-9.8%	1,021	1,147	-11.0%
Commercial	476	453	4.9%	1,827	1,774	3.0%
Others	262	284	-7.6%	1,088	1,059	2.8%
Total	2,007	1,997	0.5%	7,963	7,886	1.0%

RGE
	4Q19	4Q18	Var.	2019	2018	Var.
Residential	1,410	1,334	5.7%	5,605	5,487	2.2%
Industrial	447	505	-11.5%	1,844	2,048	-10.0%
Commercial	556	563	-1.2%	2,227	2,315	-3.8%
Others	1,187	1,191	-0.4%	4,897	5,055	-3.1%
Total	3,600	3,594	0.2%	14,573	14,905	-2.2%

CPFL Santa Cruz
	4Q19	4Q18	Var.	2019	2018	Var.
Residential	218	205	6.3%	836	800	4.5%
Industrial	99	107	-7.9%	386	407	-5.3%
Commercial	91	87	4.6%	345	331	4.4%
Others	211	179	18.2%	766	719	6.5%
Total	619	578	7.1%	2,333	2,258	3.3%

6.12) Information on Interest in Companies

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession
Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Countryside of São Paulo	234	4,581	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Countryside and seaside of São Paulo	27	1,789	30 years	October 2028
RGE Sul Distribuidora de Energia S.A. ("RGE") (a)	Publicly-quoted corporation	Direct and Indirect 100%	Countryside of Rio Grande do Sul	381	2,922	30 years	November 2027
Companhia Jaguari de Energia ("CPFL Santa Cruz")	Private corporation	Direct 100%	Countryside of São Paulo, Paraná and Minas Gerais	45	466	30 years	July 2045

Note:

(a)   On December 31, 2018, was approved the grouping of the concessions of the distribution companies RGE Sul Distribuidora de Energia S.A. (“RGE Sul”)  and Rio Grande Energia S.A. (“RGE”), considering RGE Sul as the Merging Company and RGE as the Merged Company;

Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Installed capacity
					Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	3 Hydroelectric (b)	1,295	678
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51% (c)	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Private corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 53.34%	Paraíba	2 Thermoelectric	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93% (d)	Tocantins	1 Hydroelectric	903	38
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Direct and Indirect 99.94%	See chapter 2.2.2	See chapter 2.2.2	See chapter 2.2.2	See chapter 2.2.2
CPFL Centrais Geradoras Ltda. ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo and Minas Gerais	6 MHPPs	4	4
Transmission	Company Type		Core activity		Equity Interest
CPFL Transmissão Piracicaba S.A. ("CPFL Piracicaba")	Private corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Morro Agudo S.A. ("CPFL Morro Agudo")	Private corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Maracanaú S.A. ("CPFL Maracanaú")	Private corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Sul I S.A. ("CPFL Sul I")	Private corporation		Electric energy transmission services		Indirect 100%
CPFL Transmissão Sul II S.A. ("CPFL Sul II")	Private corporation		Electric energy transmission services		Indirect 100%

Notes:

(b)   CPFL Geração holds 51.54% of the assured power and power of the Serra da Mesa HPP, whose concession belongs to Furnas. The Cariobinha HPP and the Carioba TPP projects are deactivated pending the position of the Ministry of Mines and Energy on the anticipated closure of its concession and are not included in the table;

(c)   The joint venture Chapecoense fully consolidates the interim financial statements of its direct subsidiary, Foz de Chapecó;

(d)   Paulista Lajeado has a 7% participation in the installed power of Investco S.A. (5.94% share of its capital).

Energy commercialization	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Private corporation	Energy commercialization	Indirect 100%

Services	Company Type	Core activity	Equity Interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
Nect Serviços Administrativos de Infraestrutura Ltda ("CPFL Infra") (g)	Limited company	Infrastructure and Fleet Services	Direct 100%
Nect Servicos Administrativos de Recursos Humanos Ltda ("CPFL Pessoas") (g)	Limited company	Human Resources Services	Direct 100%
Nect Servicos Administrativos Financeiros Ltda ("CPFL Finanças") (g)	Limited company	Financial services	Direct 100%
Nect Servicos Adm de Suprimentos e Logistica Ltda ("CPFL Supre") (g)	Limited company	Supply & Logistics Services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%
CPFL Eficiência Energética S.A. ("CPFL Eficiência")	Private corporation	Management in Energy Efficiency	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited company	IT services	Direct 100%
CPFL GD S.A. ("CPFL GD")	Private corporation	Electric energy generation services	Indirect 100%

Others	Company Type	Core activity	Equity Interest
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%
CPFL Telecom S.A. ("CPFL Telecom")	Limited company	Telecommunication services	Direct 100%

6.13) Reconciliation of Net Debt/EBITDA Pro Forma ratio of CPFL Energia for purposes of financial covenants calculation
(R$ million)

Net Debt Pro Forma Reconciliation (4Q19)

Net debt - Generation projects
Dec-19	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Paulista Lajeado	Subtotal	ENERCAN	BAESA	Chapecoense	EPASA	Subtotal
Borrowings and Debentures	317	5,005	-	5,322	389	-	255	152	795	6,117
(-) Cash and Cash Equivalents	(33)	(413)	(10)	(455)	(77)	(18)	(241)	(96)	(432)	(888)
Net Debt	284	4,592	-9.564	4,867	312	-18	14	55	363	5,230
CPFL Stake (%)	65.00%	99.94%	59.93%	-	48.72%	25.01%	51.00%	53.34%	-	-
Net Debt in Generation Projects	185	4,589	-6	4,768	152	-5	7	30	184	4,952

Reconciliation
CPFL Energia
Gross Debt		18,910
(-) Cash and Cash Equivalents		(1,937)
Net Debt (IFRS)		16,972
(-) Fully Consolidated Projects		(4,867)
(+) Proportional Consolidation		4,952
Net Debt (Pro Forma)		17,058

EBITDA Pro Forma Reconciliation (4Q19 - LTM)

EBITDA - Generation Projects
4Q19LTM	Majority-controlled subsidiaries (fully consolidated)				Investees accounted for under the equity method					Total
	CERAN	CPFL Renováveis	Paulista Lajeado	Subtotal	ENERCAN	BAESA	Chapecoense	EPASA	Subtotal
Net operating revenue	339	1,928	42	2,309	651	286	881	560	2,379	4,688
Operating cost and expense	(103)	(724)	(25)	(852)	(193)	(201)	-	(319)	(713)	(1,566)
EBITDA	236	1,204	16.982	1,457	458	85	881	241	1,666	3,123
CPFL stake (%)	65.00%	99.94%	59.93%	-	48.72%	25.01%	51.00%	53.34%	-	-
Proportional EBITDA	154	1,203	10	1,367	223	21	450	129	823	2,189

Reconciliation
CPFL Energia - 4Q19 LTM
Net income		2,748
Amortization		1,681
Financial Results		726
Income Tax /Social Contribution		1,238
EBITDA		6,394
(-) Equity income		(349)
(-) EBITDA - Fully consolidated projects		(1,457)
(+) Proportional EBITDA		2,189
EBITDA Pro Forma		6,777

Net Debt / EBITDA Pro Forma		2,52x

Note: in accordance with financial covenants calculation in cases of assets acquired by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 9, 2020

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.